04027615

MANUALLY SIGNED COPY

RECD S.E.C.

APR 2 8 2004

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

T. E.
4-1-04

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 1-14362

PROCESSED
APR 29 2004
THOMSON
FINANCIAL

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of registrant's name into English)

No. 1052 Heping Road, Shenzhen
People's Republic of China 518010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

EXHIBITS

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant's actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant's actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include adverse effects on the economy in the Pearl River Delta region, increased competition from other means of transportation, failure or delay in implementation of the development projects, reoccurrence of Severe Acute Respiratory Syndrome in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant's control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: April 28, 2004

By:

Name: Guo Xiang Dong
Title: Directorate Secretary
Directorate Secretariat Supervisor

CONTENTS

COMPANY PROFILE

On March 6, 1996, Guangshen Railway Company Limited (the "Company") was registered and established in Shenzhen, the People's Republic of China (the "PRC") in accordance with the Company Law of the PRC.

In May 1996, the H shares ("H Shares") and American Depositary Shares ("ADSs") issued by the Company were listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange") and the New York Stock Exchange, Inc. ("New York Stock Exchange"), respectively. The Company is currently the only enterprise engaging in the PRC railway industry with its shares listed overseas.

The Company is mainly engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also cooperates with Kowloon-Canton Railway Corporation ("KCR") in Hong Kong in operating the Hong Kong through train passenger service. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.

The Guangshen Railway, which is operated solely and independently by the Company, is 147 kilometres long. It traverses the Pearl River Delta in Guangdong Province, a region with rapid economic growth. The Guangshen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is the only railway channel linking Hong Kong with inland China. It is an important component of the transportation network of the southern China.

The Guangshen Railway operated by the Company is currently one of the most modern railways in the PRC. It is equipped with the state-of-the-art equipment and facilities. Several aspects of its technical performance have reached or are moving towards international standard. It is the first railway line in the PRC that operates high-speed passenger trains with a speed of up to 200 kilometres per hour.

The Guangshen Railway is part of the PRC's railway line that closely linked with regional ports. It connects Guangzhou Port in Guangzhou, Yantian Port, Shekou Port, Chiwan Port, and Mawan Port in Shenzhen. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.

The Guangshen Railway is one of the railways in the PRC with better overall performance. The foothold of service of the Company covers Guangzhou, Zhuhai, Zhongshan, Foshan, Dongguan, Shenzhen and Hong Kong. The Company believes that, with further development of cooperation of the regional economy between Hong Kong and Guangdong Province and continuous improvement of the Company in its transportation services, the Company will have promising development prospects.

FINANCIAL HIGHLIGHTS

AUDITED CONSOLIDATED INCOME STATEMENT

For the years ended December 31,

(Expressed in thousands of Renminbi ("RMB"), except for per share and per ADS data)

	2003	2002	2001	2000	1999
Revenues from railway businesses					
Passenger	**1,754,223**	1,846,599	1,426,010	1,237,289	1,114,046
Freight	**514,794**	514,036	567,276	549,694	537,970
Sub-total	**2,269,017**	2,360,635	1,993,286	1,786,983	1,652,016
Revenues from other businesses	**144,370**	156,893	160,306	193,415	166,800
Total revenues	**2,413,387**	2,517,528	2,153,592	1,980,398	1,818,816
Total operating expenses	**(1,850,674)**	(1,895,031)	(1,599,481)	(1,460,993)	(1,340,896)
Profit from operations	**562,713**	622,497	554,111	519,405	477,920
Profit before tax	**605,169**	661,587	631,362	590,687	579,868
Profit from ordinary activities after tax	**511,730**	557,196	531,996	491,307	529,639
Minority interests	**32**	(113)	1,499	782	35
Profit attributable to shareholders	**511,762**	557,083	533,495	492,089	529,674
Earnings per share					
— Basic	**RMB0.12**	RMB0.13	RMB0.12	RMB0.11	RMB0.12
— Diluted	**N/A**	N/A	N/A	N/A	N/A
Earnings per ADS	**RMB5.90**	RMB6.42	RMB6.15	RMB5.68	RMB6.11

FINANCIAL HIGHLIGHTS

ASSET SUMMARY (AUDITED)

As of December 31,

(Expressed in thousands of RMB, except for per share data)

	2003	2002	2001	2000	1999
Total Assets	**11,073,953**	11,257,594	10,997,216	10,917,564	10,970,496
Total Liabilies	**699,237**	1,001,866	860,976	879,793	905,912
Net Total Assets	**10,322,358**	10,244,151	10,120,623	10,020,683	10,048,860
Net Assets per share	**RMB2.38**	RMB2.36	RMB2.33	RMB2.31	RMB2.32


Breakdown of Revenues from Operation
RMB(million)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003
Passengers transportation business
Freight transportation business
Other business

CHAIRMAN'S STATEMENT



CHAIRMAN'S STATEMENT



Mr. Wu Junguang *Chairman of the Board*

Dear Shareholders,

I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2003.

OPERATING RESULTS

In the first half of 2003, our core business of passenger and freight transportation declined as a result of the outbreak of Severe Acute Respiratory Syndrome ("SARS") in some provinces of Chinese mainland and in Hong Kong. However, in the second half of 2003, the Company took efforts to increase transportation volume to compensate for its decreased business during the SARS period. The Company also focused on costs control, market development, expansion of transportation capacity, improvement in transportation efficiency and service quality. All these measures helped to achieve a recovery in the operating results of the Company. For the year ended December 31, 2003, the total revenues of the Company and its subsidiaries were RMB2,413.4 million, profit attributable to shareholders was RMB511.8 million, and earnings per share were RMB0.12.

Passenger transportation business is the main transportation business of the Company. In 2003, the Company was in a very difficult market situation for its passenger transportation business due to the impact from the SARS epidemic. The result of its passenger transportation business declined over the SARS period. However, the Company attended to the prevention of SARS as well as the improvement of services and marketing efforts. The Company operated more trains and increased the frequency of stopping at intermediary stations to attract more passengers. The Company focused on the integrated refurbishment of its passenger stations, such as Guangzhou East Station, Shenzhen Station and Dongguan Station, to improve its public image. The Company expanded its ticket network by resuming and opening more ticket offices at Guangzhou Station and opening ticket agents at stations along the Guangzhou — Shenzhen route. It also made slight adjustments to its fares during peak periods in response to market changes. The Company took measures to continue developing its market potential in order to reduce the negative impact from SARS. In 2003, the total number of passengers of the Company was 37.861 million, representing a decrease of 4.8% when compared to that of last year; passenger transportation revenues were RMB1,754.2 million, representing a decrease of 5.0% from that of 2002.

During 2003, despite the impact from SARS on the freight transportation business and from intense competition from other means of transportation such as highway and water transportation, the Company improved its marketing efforts on its freight transportation business and enhanced its relationship with ports, mines and corporate entities to maintain existing large volume freight and capturing new freight transportation business. The Company transported a total of 27.584 million tonnes of freight, representing an increase of 1,000 tonnes when compared to that of 2002. The freight transportation revenues in 2003 were RMB514.8 million, representing a slight increase of 0.1% when compared to that of 2002.

Revenues from other businesses of the Company were RMB144.4 million in 2003, representing a decrease of 8.0% when compared with RMB156.9 million in 2002.

CORPORATE GOVERNANCE

In 2003, in order to improve its operations and carry out budget management, the Company established and implemented the Measures for Assessments of Operating Responsibilities and Targets of the Company. The Company adjusted the structure of its core transportation businesses, and improved the operations of its departments to enhance management efficiency. It also established a management and regulatory system and strengthened its foundamental management. The Company established a Disclosure Committee and formulated the "Measures and Procedures for Controlling the Company's Disclosure" (《公司披露控制措施和程序》) to improve its information disclosure.

FUTURE PROSPECTS

2004 is an important year for the railway industry in the PRC to implement the great-leap-forward development strategies. The Company strives to develop itself as a transportation enterprise with the highest standard in overall performance, technology and management in the PRC railway industry by aiming at developing itself as a leading intercity transportation enterprise by international standards, by adhering to its goal of "safety, quality, efficiency, development and stability", by focusing on developing advanced transportation productivity, by continuing to make railway transportation its core business and to diversify into other areas and by continuously promoting innovations on management, system and technology. It also plans to implement the following development projects in 2004:

- It will increase the transportation capacity of Guangshen Railway in all aspects. To accommodate future transportation growth and market competition and promote the growth of its core business of



passenger and freight transportation, the Company plans to increase the transportation capacity of Guangshen Railway in all aspects, including the continuous construction of the fourth line between Guangzhou and Shenzhen. It has been focusing on the construction of a technical support and maintenance depot for passenger vehicles at Northern Shenzhen Station, an auxiliary station in Buji for long-distance passenger trains and a connecting track for passenger trains from Pinghu to Shenzhen.

- In relation to its passenger transportation business, the Company plans to (1) further improve its "As-frequent-as-buses" Train Project of the Guangzhou-Shenzhen high-speed passenger trains by increasing the frequency of its high-speed train services and appropriately adjusting the stops at intermediary stations according to passenger demand under the "Fifth Great Speed Up Project in China Railways". This will help meeting passenger demand for high-speed trains along the routes and increase the Company's market share; (2) focus on the research on the introduction of advanced electric trains from international markets to further increase transportation capacity of its "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen high-speed passenger trains; (3) continue the integrated refurbishment of its stations, research on the introduction of the IC Card Ticketing System, improve its passenger service facilities and enhance its service quality; (4) continue to focus on the expansion of its Hong Kong through-train business and to support increasing passenger flows between Guangdong Province and Hong Kong. The Company had commenced the operations of two pairs of Hong Kong through-trains on April 18, 2004.

- In relation to its freight transportation business, the Company will: (1) intensify marketing efforts and enhance cooperation with key ports, mines, factories and corporate entities to maintain existing demand and capture new freight transportation business; (2) further improve its service quality and offer transportation services of higher quality and better efficiency to consignors; (3) strive for commencing the operation of "5 fixed" (fixed locations, fixed line, fixed time, fixed price and fixed schedule) special freight trains to the southwest.

- In respect of the use of capital, in order to achieve better development, the Company will continue to closely review its working capital and aim to achieve lower-cost expansion through equity investments, mergers and acquisitions in the future when appropriate opportunities arise.

CHAIRMAN'S STATEMENT

In 2004, with the accelerated cooperation in regional economy of "Great Pearl River Delta" and "Extensive Pearl River Delta" and the implementation of Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA"), the economy in the Company's service territory is expected to experience a rapid and continuous growth. The Company will actively exploit room for future development by capaturing chances of growing economy as well as utilizing business opportunities such as the "Fifth Great Speed Up in Chinese Railways", the "Relaxed individual Travel" to Hong Kong and Macao Special Administrative Region, the commencement of operation of the Shenzhen Subway and improvement in the Guangzhou Subway. It is expected that the passenger and freight transportation businesses of the Company will have a good development trend in 2004.

In 2003, in light of the impact of the outbreak of SARS , the Company achieved relatively good results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support and confidence of the shareholders of the Company. I would like to take this opportunity to express my highest regards and my sincere gratitude to all of them. I believe that the Company will continue to strive for better results for its shareholders in 2004.

Wu Junguang
Chairman of the Board

Shenzhen, the PRC
April 20, 2004



MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and the accompanying notes appearing in its 2003 annual report. The consolidated results of the Company and its subsidiaries for the year ended December 31, 2003 were prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from PRC generally accepted accounting principle and United States generally accepted accounting principle (see "Supplementary Financial Information" for a discussion of these differences.)



Mr. Feng Qifu *Director and General Manager*

1. BUSINESS OVERVIEW

During the first half of 2003, each business segment of the Company was affected by the outbreak of SARS in some provinces of Chinese mainland and in Hong Kong area to a relatively large extent. The total revenues of the Company during the first half of 2003 decreased by 14.3% when compared to that of the same period of 2002. With the effective control of the SARS epidemic, the PRC government implemented a series of policies for recovering the economy. The Company also carried out various marketing measures to increase its transportation volume to compensate for decreased business, which helped to reduce the negative influence brought about by SARS. Although the total revenues of the Company and profits attributable to shareholders in 2003 decreased when compared to those of 2002, the management and the staff strived hard to complete the operating target approved by the Board of Directors of the Company.

In 2003, the total revenues of the Company were RMB2,413.4 million, representing a decrease of 4.1% from RMB2,517.5 million in 2002. In 2003, the revenues of the Company from passenger transportation service, freight transportation service and other businesses accounted for 72.7%, 21.3% and 6.0% of the total revenues of the Company in 2003, respectively. In 2003, profit attributable to shareholders of the Company was RMB511.8 million, representing a decrease of 8.1% from RMB557.1 million in 2002.

2. RESULTS ANALYSIS

Passenger Transportation

The passenger transportation business was the most important business of the Company. As of December 31, 2003, the Company operated 63 pairs of high-speed passenger trains between Guangzhou and Shenzhen (nine of which are standby), three pairs of regular-speed passenger trains between Guangzhou and Shenzhen, 11 pairs of Hong Kong through-trains* and 35 pairs of long-distance passenger trains according to its train schedule everyday.

* 11 pairs of Hong Kong through-trains include nine pairs of Hong Kong through-trains, one pair of through-trains between Zhaoqing and Kowloon, one pair of through-trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong through-trains between Beijing and Kowloon and the through-trains between Shanghai and Kowloon are accounted for as one pair of through-trains due to their operations on alternate day.)

In 2003, the Company's total number of passengers was 37.861 million, representing a decrease of 4.8% from 39.776 million in 2002; its revenue from passenger transportation was RMB1,754.2 million, representing a decrease of 5.0% from RMB1,846.6 million in 2002. In particular:

- ***Guangzhou-Shenzhen trains***

  The Company's Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company's Guangzhou-Shenzhen trains decreased by 7.6% from 17.345 million in 2002 to 16.027 million in 2003. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen decreased by 3.5% from 15.724 million in 2002 to 15.170 million in 2003; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 47.1% from 1.621 million in 2002 to 0.857 million in 2003. The revenues from Guangzhou-Shenzhen trains declined by 8.3% from RMB974.1 million in 2002 to RMB893.3 million in 2003. The decrease in business volume of Guangzhou-Shenzhen trains was mainly due to: (1) the outbreak of SARS epidemic, especially during the period from the issue of travel warning for Guangdong Province by the World Health Organization on April 2, 2003 to the lift of the warning on May 23, 2003. The number of travellers decreased and resulted in the decrease in the passenger volume; (2) the saving of unnecessary consumption during the SARS period. The Company reduced the configuration of part of its trains and suspended the operation of several pairs of Guangzhen-Shenzhen trains. Such measures negative influenced the Company's passenger volume; (3) no upward adjustment to the ticket prices by the Company on Tomb Sweeping Day, Easter holiday and May 1 long holiday, which occurred during the SARS period. The revenues therefore decreased to a certain extent.

- *Hong Kong through-trains*

The number of passengers travelling on the Hong Kong through-trains of the Company decreased by 9.2% from 2.219 million in 2002 to 2.015 million in 2003. Revenues from Hong Kong through-trains decreased by 5.4% from RMB333.2 million in 2002 to RMB315.2 million in 2003. The decrease in business volume of through-trains was mainly due to the influence from the SARS epidemic. Secondly, the around-the-clock service of Shenzhen Huanggang checkpoint since January 27, 2003 led to an increase in the number of coaches travelling between Guangzhou and Hong Kong through that checkpoint, which diverted some passengers from the Hong Kong through-trains.

- *Long-distance trains*

The number of passengers travelling on long-distance trains of the Company decreased by 1.9% from 20.212 million in 2002 to 19.819 million in 2003. The revenues from long-distance trains slightly increased by 1.2% from RMB539.4 million in 2002 to RMB545.7 million in 2003. The decrease in passenger volume was mainly due to the influence from the SARS epidemic. However, the operation of one pair of additional Huaihua-Shenzhen long-distance trains between Huaihua and Shenzhen, one pair of additional long-distance trains between Hankou and Shenzhen and one pair of additional long-distance trains between Zhangjiajie and Shenzhen West in May 2003 by other railway companies (administrations) offset the decrease of passenger volume caused by SARS to a certain extent, which caused the decrease of passengers travelling on Long-distance trains lower than the decrease of passengers travelling on Guangzhou-Shenzhen trains and the Hong Kong trough-trains. Moreover, the revenues from Long-distance trains in 2003 increased slightly when compared with that of the last year. This was due to the increased revenues from the network facilities caused by the operations of 3 pairs of additional Long-distance trains in 2003.



The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2003 as compared to those of the same period last year:

	For the year ended December 31, 2003	2002	Change in 2003 compared to 2002 Increase/ (Decrease)
Revenues from passenger transportation *(RMB thousands)*	**1,754,223**	1,846,599	(5.0)%
—Guangzhou-Shenzhen trains	**893,291**	974,061	(8.3)%
—Hong Kong through-trains	**315,205**	333,151	(5.4)%
—Long-distance trains	**545,727**	539,387	1.2%
Total number of passengers *(thousand persons)*	**37,861**	39,776	(4.8)%
—Guangzhou-Shenzhen trains	**16,027**	17,345	(7.6)%
—Hong Kong through-trains	**2,015**	2,219	(9.2)%
—Long-distance trains	**19,819**	20,212	(1.9)%
Revenue per passenger *(RMB)*	**46.33**	46.42	(0.2)%
—Guangzhou-Shenzhen trains	**55.74**	56.16	(0.7)%
—Hong Kong through-trains	**156.43**	150.14	4.2%
—Long-distance trains	**27.54**	26.69	3.2%
Total passenger-kilometers *(millions)*	**3,295.5**	3,453.2	(4.6)%
Revenue per passenger-kilometer *(RMB)*	**0.53**	0.53	—

Freight Transportation



Freight transportation is the core business of the Company. The total tonnage of freight transported by the Company in 2003 was 27.584 million tonnes, representating an increase of 1 thousand tonnes from 27.583 million tonnes in 2002. Revenues from freight transportation business were RMB514.8 million, representing a slight increase of 0.1% from RMB514.0 million in 2002. In particular:

- *Outbound freight*

  In 2003, the Company's outbound freight tonnage was 6.466 million tonnes, representing a decrease of 11% from 7.266 million tonnes in 2002. Outbound freight revenues were RMB85.40 million, representing a decrease of 9.4% from RMB94.26 million in 2002. The main reasons that caused the outbound freight tonnages decline in 2003 were: (1) the influence of SARS, the supply of some categories of goods (such as aero-fuel etc.) that accounts for large proportions of the Company's outbound freight declined; (2) the improving road and water transportation network and the increasing ports opening to outside world also reduced the freight formerly transported by railways; (3) the changes in freight transportation marketing measures, some high-charged freight chose road transportation just for saving time, which decreased the freight sources of railways. However, to offset the losses caused by SARS, the Company enhanced marketing efforts on its freight transportation business and offered discounts to certain major customers and some categories of freight to maintain and attract freight business. After the SARS epidemic, the economy of Chinese backland grew rapidly and the demands for energy and raw material increased in large quantity. Furthermore, the freight transported by the railway grew due to the increased charges for water transportation and road transportation. All of these factors offset the overall decrease of the Company's outbound freight business in 2003.

- *Inbound and pass-through freight*

  In 2003, the Company's inbound and pass-through freight tonnages were 21.118 million tonnes, representing an increase of 3.9% from 20.317 million tonnes in 2002; its inbound and pass-through freight revenues were RMB259.8 million, representing an increase of 4.7% from RMB248.1 million in 2002. Although the inbound and pass-through freight business of the Company was affected by SARS in 2003, the demands for railway transportation grew. This was mainly because the completion of the construction of the second railway track between Beijing and Jiujiang, which led to a recovery in the resumption of inbound and pass-through freight formerly affected by the construction, the increase in demand for energy and material resulted from the growth of the PRC economy, and decreased competition due to the increased charges for road and water transportation and a general increase in demand for railway transportation.

- ***Storage, loading and unloading and other miscellaneous items***

  In 2003, the Company's revenues from storage, loading and unloading and other miscellaneous items were RMB169.6 million, representing a decrease of 1.2% from RMB171.7 million in 2002. This was mainly due to the decrease of outbound freight, the discounts offered to certain customers and some categories of freight to enhance the competitiveness of the Company freight transportation business, and the reduced charges on storage, loading and unloading.

Set out below are the Company's revenues from its freight transportation business and the freight volume for the year ended December 31, 2003 as compared with that of the same period in the previous year:

	For the year ended December 31,		Change in 2003 compared to 2002 Increase/
	2003	2002	(Decrease)
REVENUES FROM FREIGHT TRANSPORTATION *(RMB thousands)*	**514,794**	514,036	0.1%
— Revenues from outbound freight transportation	**85,401**	94,263	(9.4)%
— Revenues from inbound and pass-through freight transportation	**259,809**	248,104	4.7%
— Revenues from storage, loading and unloading and other miscellaneous items	**169,584**	171,669	(1.2)%
TOTAL TONNAGE *(thousand tonnes)*	**27,584**	27,583	0%
— Outbound freight tonnage	**6,466**	7,266	(11.0)%
— Inbound and pass-through freight tonnage	**21,118**	20,317	3.9%
Revenue per tonne *(RMB)*	**18.66**	18.64	0.1%
Total tonne-kilometres *(millions)*	**1,978.9**	1,926.0	2.7%
Revenue per tonne-kilometre *(RMB)*	**0.26**	0.27	(3.7)%

Other Businesses

The Company's other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses of the Company in 2003 were RMB144.4 million, representing a decrease of 8.0% from RMB156.9 million in 2002. The main reasons for such decrease were: (1) the decrease of passenger volume and the decline of consumptions of passengers on board and in stations caused by the SARS epidemic; (2) the decrease of revenues from leases and advertising resulted from the refurbishment of its passenger stations such as Guangzhou East Station, Shenzhen Station and Dongguan Station and the dismantlement of some shops and advertisements to improve the passenger's boarding conditions.

The table below sets forth the revenues of other businesses of the Company for the year ended December 31, 2003 compared with that of the same period in the previous year:

Category of Businesses	For the year ended December 31, 2003 (RMB' thousands)	2002 (RMB' thousands)	Change in 2003 compared to 2002 Increase/ (Decrease)
On-board and station goods sales	**38,156**	40,977	(6.9)%
Station services	**40,003**	43,913	(8.9)%
Tourism, advertising and others	**66,211**	72,003	(8.0)%
Total	**144,370**	156,893	(8.0)%



3. COST ANALYSIS

In 2003, the total operating expenses of the Company were RMB1,850.7 million, representing a decrease of 2.3% from RMB1,895.0 million in 2002.

Railway Operating Expenses

In 2003, the railway operating expenses of the Company were RMB1,708.3 million, representing a decrease of 1.6% from RMB1,735.3 million in 2002. In particular:

- ***Labor and benefits***

  In 2003, labor and benefits expenses amounted to RMB347.6 million, representing a decrease of 7.0% from RMB373.8 million in 2002. This was mainly due to the decline of all types of operating results-based bonuses due to the reduction in railway transportation revenues of the Company caused by the SARS epidemic. The decrease such bonuses also led to a reduction in the overall level of welfare benefits.

- ***Material and supplies***

  Material and supplies included materials, fuel, water and electricity consumption. In 2003, the Company's material and supplies expenses amounted to RMB217.0 million, representing an increase of 13.0% from RMB192.1 million in 2002. This was mainly due to: (1) the increase in the prices of diesel oil and other fuels used by locomotives, which was caused by the rise in average price of petroleum products; (2) the significant increase in consumption of water and electricity caused by the Company's installations of additional ventilation systems and disinfection equipments in its stations and on board and an increase in the frequency of cleaning and disinfecting of public areas every day during the SARS period; (3) the increased consumption of materials, water and electricity resulted from the additional operation of the Hong Kong through-trains and the high-speed passenger trains between Guangzhou and Shenzhen.

- ***Depreciation***

Depreciation expenses of fixed assets decreased by 13.6% from RMB335.5 million in 2002 to RMB290.0 million in 2003, which was mainly due to the prolonged useful life of part of its fixed assets as a result of the improvement in its construction and maintenance technology. According to the research on the usage of the Company's fixed assets in past years and the popular way adopted by its international colleagues, the management and engineers of the Company re-estimated the useful life and the depreciation rate of part of its fixed assets, which decreased the depreciation of fixed assets in 2003.

- ***Repair expenses (excluding materials and supplies)***

Repair expenses decreased by 12.5% from RMB102.4 million in 2002 to RMB89.64 million in 2003. The main reasons were: (1) repair expenses for buildings declined in 2003; (2) with improved repair work capability — repair work of some locomotives and vehicles formerly outsourced to other factories was undertaken by the Company itself in 2003; (3) since most of the improvement work of passenger stations along the Guangzhou Shenzhen route had been completed in 2002, the related expenses declined in 2003.

- ***Equipment leases and services***

The expenses on equipment leases and services mainly consist of the railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2003, expenses on equipment leases and services of the Company amounted to RMB437.7 million, representing an increase of 0.9% from RMB433.9 million in 2002. This was mainly due to: (1) the additional operations of the Hong Kong through-trains and the high-special passenger trains between Guangzhou and Shenzhen in 2003, which resulted in an increase in the train healing fees directly; (2) the Company's use of more trucks owned by the MOR in 2003, which resulted in an increase in the leasing fees paid to the MOR.

- ***General and administration expenses***

General and administration expenses on the Company's railway businesses increased by 8.8% from RMB123.8 million in 2002 to RMB134.7 million in 2003. This was mainly due to the increase in pensions. The pensions were calculated based on the aggregate amount of salaries of employees for the previous year. As the aggregate amount of salaries of employees of the Company in 2002 was higher than those of 2001, the pensions of the Company in 2003 increased.

4. TAXATION

As the Company is a corporation incorporated in Shenzhen Special Economic Zone, it is subject to income tax at a rate of 15%. According to relevant tax regulations, other businesses of the Company and its subsidiaries are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expense of the Company and its subsidiaries were RMB93.44 million in 2003, implying an actual tax rate of 15.4%. Income tax expense in 2003 decreased by RMB10.96 million from RMB104.4 million in 2002, mainly due to the decline in the Company's profits before tax.

5. ANALYSIS OF FINANCIAL POSITION

Assets, Liabilities and Shareholders' Equity

Set out below are the assets, liabilities and shareholders' equity of the Company and its subsidiaries as at December 31, 2003 compared with that as at December 31, 2002:

Unit: RMB thousands

	2003	2002	Change in 2003 compared to 2002 Increase/ (Decrease)
Current assets	**2,597,986**	2,633,280	(35,294)
Non-current assets	**8,475,967**	8,624,314	(148,347)
Total assets	**11,073,953**	11,257,594	(183,641)
Current liabilities	**699,237**	1,001,866	(302,629)
Non-current liabilities	**—**	—	—
Total liabilities	**699,237**	1,001,866	(302,629)
Minority interests	**52,358**	11,577	40,781
Net assets	**10,322,358**	10,244,151	78,207
Share capital	**4,335,550**	4,335,550	—
Reserves	**5,986,808**	5,908,601	78,207
Total shareholders' equity	**10,322,358**	10,244,151	78,207

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 31, 2003, total assets of the Company were RMB11,074.0 million, representing a decrease of RMB183.6 million from RMB11,257.6 million as of December 31, 2002.

As of December 31, 2003, current assets of the Company were RMB2,598.0 million, representing a decrease of RMB35.29 million from RMB2,633.3 million as of December 31, 2002. This was due to the decline in cash and cash equivalent, prepayments and other receivables and receivables due from Guangzhou Railway (Group) Company and related parties in the amount of RMB129.1 million. Increase in short-term currency investments deposited in bank and account receivables in the amount of RMB89.26 million partly offset the decline of current assets.

As of December 31, 2003, non-current assets of the Company were RMB8,476.0 million, representing a decrease of RMB148.3 million from RMB8,624.3 million as of December 31, 2002. This was primarily due to a decrease in construction-in-progress in the amount of RMB282.4 million and a decrease in amortized staff costs in the amount of RMB15.09 million in 2003. However, the Company's fixed asset net book value increased by RMB154.6 million this year, which partly offset the decrease of non-current assets.







In 2003, all the liabilities of the Company were current liabilities. As of December 31, 2003, the total liabilities of the Company were RMB699.2 million, representing a decrease of RMB302.6 million or 30.2% from RMB1,001.9 million in 2002. This was mainly due to a decrease of most of the payables of the Company to different extents, including the substantial decline of RMB149.2 million for accrued expenses and other payables. Such expenses and payables declined because most of the benefit housing for staff quarters were sold in 2003. Most of the pre-payments and accrued losses relating to sales of benefit housing were offset or transferred.

As of December 31, 2003, the shareholders' equity of the Company were RMB10,322.4 million, representing an increase of RMB78.21 million from RMB10,244.2 million as of December 31, 2002. This was mainly due to the increase in reserves of RMB78.21 million when compared with that of 2002, which was the balance of net profits of RMB511.8 million in 2003 after deducting dividends of RMB433.6 million declared in 2002.

As of December 31, 2003, the gearing of the Company was 6.3%.

As of December 31, 2003, the Company had no charge on any of its assets and had not provided any guarantees.

Liquidity and Capital Resources

The principal source of capital of the Company was revenues generated from operations. In 2003, the net cash flow from the Company's operations were RMB798.4 million, representing a decrease of RMB358.7 million from RMB1,157.2 million in 2002. The decrease in net cash flow from the Company's operations was mainly due to the decrease in the Company's total revenues, the increase in receivables and reduction in payables in its day-to-day operations when compared to those of 2002.

The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2003, the Company expended RMB339.2 million on the purchase of fixed assets and construction-in-progress. It also paid RMB99.68 million for income tax and RMB433.6 million for dividends.

The table below sets forth the major items in the consolidated cash flow statements of 2003 and 2002.

Unit: RMB thousands

Principal items in cash flow statement	2003	2002	Change in 2003 compared to 2002 Increase/ (Decrease)
Net cash inflows from operating activities	**798,449**	1,157,177	(358,728)
Net cash (outflows) inflows from investing activities	**(375,469)**	251,003	(626,472)
Net cash (outflows) from financing activities	**(433,666)**	(360,643)	(73,023)
Net cash and cash equivalents (outflows) inflow	**(10,686)**	1,047,537	(1,058,223)

The Company has sufficient cash flow and has no commercial loans. The Company has a credit facility of RMB3 billion from China Development Bank, which has not been utilized so far. The Company believes it has sufficient working capital to meet its operation and development requirements.

6. COMMITMENTS

(a) Capital commitments

As of December 31, 2003, the Company had the following capital commitments of which all are authorized and contracted for:

	2003	2002
	RMB'000	*RMB'000*
Authorised and contracted for	**—**	10,158

(b) Operating lease commitments

Total future minimum lease payments under non-cancellable operating leases were as follows:

	2003	2002
	RMB'000	*RMB'000*
Machinery and equipment		
— not more than one year	**108,000**	108,000
— more than one year but not more than five years	**183,375**	291,375
	291,375	399,375

The above said operating lease commitments were for leasing eight AC-driving electric passenger trains ("Blue Arrow") with a speed up to 200 kilometres per hour.

7. FOREIGN EXCHANGE RISK AND HEDGING

The Company currently holds a certain amount of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation businesses. Dividends to the shareholders of H shares and ADRs are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train project, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relative foreign currencies fluctuates, the operating results of the Company will be affected. The Company has not entered into any contract for the purpose of hedging.

8. INTEREST RATE RISK

Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Centre of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2003, the Company had no commercial bank loans outstanding. Accordingly, the Company is not exposed to any material interest rate risks.

9. CONTINGENCY

As of December 31, 2003, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture to develop certain properties near a railway station operated by the Company.

On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guangcheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257 million plus interest from Guangdong Guancheng. As such, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interest in Tiecheng.

On December 15, 2003, the High People's Court of Guangdong Province ("the Court") received the Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide to reassess the previous court verdict, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent lawyer to represent on its behalf to attend the hearing. Up to the date of this report, the Court is yet to finish the necessary procedures before making decision to reassess the previous court verdict. However, having consulted that independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

10. OVERDUE TIME DEPOSITS

As of December 31, 2003 the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng Lihua Urban Credit Cooperative. The Company had initiated legal proceedings and obtained judgment in its favour regarding the unpaid time deposits. However, as the judgment debtor was undergoing restructuring, the Court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.2% of the total current assets of the Company and had no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made a provision in its financial statements for such overdue deposit.

Except for such overdue time deposit, the Company has no other overdue time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed its deposits with other commercial banks in the PRC and the Railway Deposit-taking Centre of the MOR.

11. EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

As of December 31, 2003, the Company had in total 9,029 employees.

The Company implemented a salary policy which closely links with operating results, labour efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their post scores and performance reviews. The Company paid approximately RMB347.6 million in total for salary and benefits on its railroad businesses in 2003.

Pursuant to applicable state policies and regulations, the employees of the Company enjoy the following benefits: (1) retirement pension — the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund — the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees for the year as employees' welfare fund contributions and medical service fees; and (3) housing fund — both the Company and its employees are required to deposit 7% (for residents in Guangzhou area or along the Guangzhou-Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance schemes.

During 2003, the Company provided 388 employees with training on post standardization and 4,294 employees with training on adaptability and knowledge about prevention of SARS. The training plan of 2003 was fully implemented and the total expenses for these training programmes in 2003 was approximately RMB2.46 million.


Railway Company Limited

REPORT OF DIRECTORS

REPORT OF DIRECTORS

The Board is pleased to present the Report of Directors together with the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2003.

PRINCIPAL ACTIVITIES AND FINANCIAL RESULTS

The Company and its subsidiaries are mainly engaged in railway passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services, passenger transportation service of Hong Kong through-trains operated together with KCR in Hong Kong, other businesses such as provision of railway facilities and technical services, and sales of food, beverages and merchandise in railway stations and on trains.

The consolidated operating results of the Company and its subsidiaries for the year ended December 31, 2003 and the financial positions of the Company and its subsidiaries as of December 31, 2003 are set out in the consolidated income statement and balance sheets prepared in accordance with International Financial Reporting Standards ("IFRS") as set out on page 52 and page 53 of this annual report, respectively.

PROPOSED PROFIT APPROPRIATION

For the year ended December 31, 2003, the appropriations of profit as dividends and reserves proposed by the Board are set out in Note 32 and Note 24 to the financial statements, respectively.

DIVIDENDS

The Company did not declare any interim dividend for the six months ended June 30, 2003.

On April 20, 2004, the Board proposed a distribution of final dividend of RMB0.105 per share to the shareholders of the Company for the year ended December 31, 2003.

Shareholders whose names appear on the Register of Members on May 11, 2004 will qualify for the final dividend for the year ended December 31, 2003. The Register of Members for H shares will be closed from May 11, 2004 to June 10, 2004, both days inclusive.

Holders of H shares who wish to qualify for entitlement to the final dividend must lodge all transfer forms, together with the relevant share certificates, with the Company's share registrars, Hong Kong Registrars Limited, at Rooms 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on May 10, 2004, the last trading day before the Register of Members is closed.

Details concerning the final dividend payments to holders of H shares are to be announced subject to the approval of the shareholders at the 2003 annual general meeting, which is to be held on June 10, 2004. The specific date and procedure for the payment of the final dividends will be announced separately.

In accordance with the articles of association of the Company (the "Articles of Association"), the dividend for domestic shares will be paid in RMB while the dividend for H Shares will be calculated in RMB and paid in Hong Kong dollars. The exchange rate will be based on the average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed.





TRUST DEPOSITS

As of December 31, 2003, the Company did not have any trust deposits placed with any financial institutions in the PRC.

BANK BORROWINGS

As of December 31, 2003, the Company had no bank loans or borrowings.

CHARGE ON ASSETS AND GUARANTEE

As of December 31, 2003, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.

INTEREST CAPITALIZED

There was no interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2003.

FIXED ASSETS

Changes in fixed assets of the Company and its subsidiaries during 2003 are set out in Note 10 to the financial statements.

REPORT OF DIRECTORS

TAXATION

As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 15%. The rate is 18 percentage points lower than that of the standard income tax rate of 33% applicable to PRC companies.

On May 16, 2003, 深圳市地方稅務局 (Shenzhen Local Taxation Bureau) issued《關於促進我市"非典"防治若干稅收措施的通知》(Notice Concerning Certain Taxation Measures for Promoting the Prevention and Cure of Atypical Pneumonia of Our Municipality) (Shendishuifa [2003]406). According to the Notice, the Company enjoyed the following preferential taxation policies: (1) during the period from May 1, 2003 to September 30, 2003, the business tax levied on the revenues of the Company generated from its passenger transportation business, city construction tax and education sub-charge will be reduced by half; and (2) upon the application by the Company, the real estate tax for the Company's real estate used in the operation of its transportation business will be reduced by half during the period from April 1, 2003 to September 30, 2003.



On December 22, 2003, 深圳市地方稅務局 (Shenzhen Local Taxation Bureau) issued《深圳市地方稅務局轉發財政部、國家稅務總局關於防治"非典"工作有關稅收政策問題的通知》(Notice Concerning Taxation Policies for Promoting the Prevention and Cure of Atypical Pneumonia Forwarded by Shenzhen Local Taxation Bureau to Bureau of Finance and State Administration of Taxation) (Shendishuifa [2003]1103). According to the Notice, the Company was exempted from paying the business tax levied on the revenues of the Company generated from its passenger transportation business, city construction tax and education sub-charge for the period from May 1, 2003 to September 30, 2003. 50% of each of the business tax on the Company's revenues generated from its passenger transportation business, city construction tax and education sub-charge levied according to the Notice (Shendishuifa [2003]406) were refunded.

Details regarding taxation of the Company and its subsidiaries are set out in Note 6 to the financial statement.

RESERVES

Changes in the reserves of the Company and its subsidiaries during the year are set out in Note 24 to the financial statements.

REPORT OF DIRECTORS

STATUTORY PUBLIC WELFARE FUND

Details of the Company's statutory common welfare fund are set out in Note 24 to the financial statements.

SUBSIDIARIES

Details of the Company's principal subsidiaries as of December 31, 2003 are set out in Note 13 to the financial statements.

EQUIPMENT AND MAINTENANCE

The Company owned 12 diesel high-speed locomotives, 5 high-speed electric locomotives, 18 shunting locomotives, 1 high-speed electric passenger train, 84 quasi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express train passenger coaches. It also leases eight high-speed electric trains from Guangzhou China Railway Rolling Stock Sales and Service Company Limited. The freight cars used by the Company are all leased from the MOR, to which the Company paid rental fees and depreciation based on the uniform rate set by the MOR.

INFORMATION RELATING TO THE ORIGINAL ISSUE AND LISTING

20,536,760 ADSs (each ADS represents 50 H Shares) of the Company were listed on the New York Stock Exchange on May 13, 1996 (New York time) and 217,812,000 H Shares were listed on the Hong Kong Exchange on May 14, 1996 (Beijing time). Upon the exercise of the over-allotment options by the underwriters, the Company issued 186,650,000 H Shares in the form of ADSs on May 24, 1996. The aggregate number of issued H Shares was therefore increased to 1,431,300,000. Each share has a par value of RMB1.00.

	H Shares listed in Hong Kong *(HK$/share)*	**ADSs listed in New York** *(US$/ADS)*
Issue price	2.91	19.00
Highest trading price during 2003	2.25	14.84
Lowest trading price during 2003	1.26	8.20
Opening price on the first trading day of 2003	1.32	8.63
Closing price on the last trading day of 2003	2.20	14.52
Total number of turnover in 2003	2,293,562,905	8,571,200





REPORT OF DIRECTORS

SHARE CAPITAL STRUCTURE

As of December 31, 2003, the share capital of the Company consisted of:

Type of share capital	Number of shares ('000)	Percentage of share (%)
State-owned Domestic Shares	2,904,250	66.99
H Shares	1,431,300	33.01
Total	4,335,550	100.00

There was no change in the share capital of the Company during the year.

SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2003, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

Name of shareholder	Class of shares	Number of shares	Capacity	Type of interest	Percentage of class of shares (%)	Percentage of total share capital (%)
Guangzhou Railway *(Group) Company*	Domestic shares	2,904,250,000 *(L)*	Beneficial owner	Corporate	100.00	66.99
Marathon Asset Management Ltd.	H Shares	115,706,000 *(L)*	Beneficial owner	Corporate	8.08	2.67
Sumitomo Life Insurance Company *(Note)*	H Shares	71,692,000 *(L)*	Interest of controlled corporation	Corporate	5.00	1.65
Sumitomo Mitsui Asset Management Company, Limited	H Shares	71,692,000 *(L)*	Beneficial owner	Corporate	5.00	1.65

Note: As at December 31, 2003, Sumitomo Life Insurance Company was deemed to be interested in 71,692,000 H Shares (representing 5.00% of the total H Shares of the Company or 1.65% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

The letter "L" denotes a long position.

REPORT OF DIRECTORS

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ended December 31, 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

CONFIRMATION BY INDEPENDENT NON-EXECUTIVE DIRECTORS OF CONNECTED TRANSACTIONS

The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) entered into by the Company during 2003 were entered into in the ordinary and usual course of its business on normal commercial terms or on terms that were fair and reasonable so far as the shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to (or from) independent third parties.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Information relating to the directors, supervisors and senior management of the Company as of April 20, 2004 is as follows:

Name	Age	Position	Nationality
Directors:			
Wu Junguang	55	Chairman of the Board	Chinese
Feng Qifu	55	Director and General Manager	Chinese
Hu Lingling	40	Director	Chinese
Wu Houhui	55	Director	Chinese
Wen Weiming	41	Director	Chinese
Li Qingyun	40	Director and Deputy General Manager	Chinese
Li Peng	57	Director and Chairman of the Trade Union	Chinese
*Chang Loong Cheong	58	Director	Hong Kong, the PRC
*Deborah Kong	44	Director	Australian

REPORT OF DIRECTORS

Name	Age	Position	Nationality
Supervisors:			
Gu Hongxi	57	Chairman of the Supervisory Committee	Chinese
Yao Muming	50	Supervisor	Chinese
Zhao Genrong	58	Supervisor	Chinese
Chen Yongbao	52	Supervisor	Chinese
Chen Yunzhong	51	Supervisor	Chinese
Yang Rongjiu	56	Supervisor	Chinese

Name	Age	Position	Nationality
Other Senior Management:			
Luo Qingming	47	Deputy General Manager & Chief Engineer	Chinese
Shao Huaping	46	Deputy General Manager	Chinese
Wu Weimin	46	Deputy General Manager	Chinese
Li Ruizhi	48	Chief Accountant	Chinese
Guo Xiangdong	38	Company Secretary	Chinese

* *Independent non-executive directors who are also Hong Kong residents.*

From June 28, 2002 to June 10, 2003, Mr. Jiang Linyang was the chairman of the Board of the Company.

On May 8, 2003, resolutions were passed at the fourth meeting of the third session of the Board of the Company to terminate the engagement of Mr. Wu Yiquan as General Manager and to appoint Mr. Feng Qifu as General Manager of the Company.

On June 10, 2003, the Company convened the annual general meeting of the Company. Resolutions were passed at the annual general meeting to terminate the engagement of each of Mr. Jiang Linyang, Mr. Li Daihua, Mr. Wu Yiquan and Mr. Shen Jun as directors of the third session of the Board of the Company and to appoint Mr. Wu Junguang, Mr. Feng Qifu, Mr. Hu Lingling and Mr. Wen Weiming as directors of the third session of the Board of the Company.

On June 10, 2003, resolutions were passed at the fifth meeting of the third session of the Board of the Company to appoint Mr. Wu Junguang as chairman of the Board of the Company.

On August 12, 2003, resolutions were passed at the sixth meeting of the third session of the Board of the Company to terminate the engagement of Mr. Ma Kaiming as Deputy General Manager.

REPORT OF DIRECTORS

On January 6, 2004, resolutions were passed at the seventh meeting of the third session of the Board of the Company to terminate the engagement of Mr. Yan Ping as Deputy General Manager and the engagement of Mr. Yao Xiaocong as Chief Accountant and Company Secretary. Resolutions were also passed at the same meeting to appoint each of Mr. Shao Huaping and Mr. Wu Weimin as Deputy General Manager, Ms. Li Ruizhi as Chief Accountant and Mr. Guo Xiangdong as Company Secretary.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

Wu Junguang, age 55, is the Chairman of the Board of the Company and the Chairman of the Board of Directors and the General Manager of Guangzhou Railway (Group) Company. Mr. Wu graduated from South China Normal University (華南師範大學). Since 1964, he has served in various managerial positions in various railway departments. He had served as the Stationmaster of Guangzhou Station, the General Manager of Yangcheng Railway Company and in other positions.

Feng Qifu, age 55, is a Director and the General Manager of the Company. He graduated from Guangdong Provincial School of the Party Committee (廣東省委黨校). Since 1969, Mr. Feng has served in various technical and managerial positions in various railway departments. He had served as the General Manager of Changsha Railway Company, the Deputy General Manager of Guangzhou Railway (Group) Company and in other positions.

Hu Lingling, age 40, is a Director of the Company. He graduated from Changsha Railway Institute (長沙鐵道學院) and is an engineer. Since 1985, Mr. Hu has served in various technical and managerial positions in various railway departments. He had served as the Deputy General Manager of Yangcheng Railway Company and the Director of Transportation Department of Guangzhou Railway (Group) Company. Mr. Hu is currently the Deputy General Manager of Guangzhou Railway (Group) Company.

Wu Houhui, age 55, is a Director of the Company. He graduated from Dalian Railway College (大連鐵道學院) and is a senior economist. Mr. Wu served in various managerial positions in Guangzhou Railway (Group) Company from 1984 to 2003. He is currently the Chief Economist of Guangzhou Railway (Group) Company.



REPORT OF DIRECTORS

Wen Weiming, age 41, is a Director of the Company. Mr. Wen graduated from Workers University of Guangzhou Railway Bureau (廣州鐵路局職工大學) and School of the Central Party Committee (中央黨校) and is a senior accountant. He has many years of experience in financial field. He had served as the Director of the Finance Sub-section of Yangcheng Railway Company and the Director of Finance Department of Guangzhou Railway (Group) Company. Mr. Wen is currently the Deputy Chief Accountant of Guangzhou Railway (Group) Company.

Li Qingyun, age 40, is a Director and Deputy General Manager of the Company. Mr. Li graduated and obtained a master degree from North Jiaotong University (北方交通大學) with major in railway transportation and organization in 1989. He served in managerial positions in technical and transportation departments of Guangzhou Railway (Group) Company from 1989 to August 1999. He joined the Company in September 1999.

Li Peng, age 57, is a Director and the Chairman of the Trade Union of the Company. Mr. Li graduated from the East China Civil Engineering Institute (華東工程學院). He had served in various executive and labour administration positions in Yangcheng Railway Company since 1977. He was the Deputy General Manager of the predecessor of the Company, Guangshen Railway Company, and Guangshen Railway Enterprise Development Company from 1992 to 1997. Mr. Li joined the Company in December 1997.

Chang Loong Cheong, age 58, is an independent Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang had been a manager of Cathay Restaurant in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and the General Manager and a director of Noble Ascent Company Limited.

Deborah Kong, age 44, is an independent Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong holds a Bachelor of Arts degree from Sydney University and has attended a one-year master degree course of finance offered by Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.





Supervisors

Gu Hongxi, age 57, is the Chairman of the Supervisory Committee of the Company. He graduated from Zhejiang University (浙江大學). Mr. Gu joined the railway department in 1974 and had served as the Deputy Director of Changsha Railway Sub-administration, the Director of the Welfare and Education Departments and the Chief Economist of Guangzhou Railway (Group) Company. Since June 2003, Mr. Gu has been a member of the senior management of Guangzhou Railway Rolling Stock Factory.

Yao Muming, age 50, is a Supervisor of the Company. Mr. Yao graduated from South China Normal University (華南師範大學) and had served as the Deputy Director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureaus. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of Guangzhou Railway (Group) Company.

Zhao Genrong, age 58, is a Supervisor of the Company. Mr. Zhao graduated from North Jiaotong University (北方交通大學). He served various finance positions in Hengyang Railway Sub-administration from 1968. Since 1983, Mr. Zhao had served as the Deputy Director and the Director of the Finance Department of Guangzhou Railway (Group) Company. Since August 1999, Mr. Zhao has been the Director of the Audit Department of Guangzhou Railway (Group) Company.

Chen Yongbao, age 52, is a Supervisor of the Company. Mr. Chen graduated from Zhuzhou Railway Mechanical Secondary Technical School (株洲鐵路機械學校). Since 1975, he had served in various managerial positions in Guangzhou Railway Sub-administration and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position of Guangzhou Railway (Group) Company. Since May 2001, Mr. Chen has been the chief of the Supervision Department of Guangzhou Railway (Group) Company.

Chen Yunzhong, age 51, is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School (廣州鐵路司機學校), Guangdong Jinan University (廣東暨南大學) and School of the Central Party Committee (中央黨校). He was a member of the senior management of Hainan Railway Company. Mr. Chen joined the Company in May 2000 and is currently a member of the senior management of the Company.

Yang Rongjiu, age 56, is a Supervisor of the Company. Mr. Yang graduated from Cadres Refresh Class (幹部進修班) in Guangzhou Zhongshan University (廣州中山大學). He had served in various railway departments since 1964 and was the Stationmaster of Shenzhen Railway Station. Since May 2001, Mr. Yang has been the Deputy Chairman of the Trade Union of the Company.

Other Senior Management

Luo Qingming, age 47, is a Deputy General Manager and the Chief Engineer of the Company. In 1982, Mr. Luo graduated from Changsha Railway Institute (長沙鐵道學院) with major in railway engineering. He is a senior engineer and had served as an engineer, the Chief Engineer, a Deputy Section Chief and the Section Chief of Guangshen Engineering Section of the Company. He received a government allowance awarded by the State Council of the PRC in 1999.

Shao Huaping, age 46, is a Deputy General Manager of the Company. Mr. Shao graduated from the Huazhong University of Science and Technology (華中理工大學) with a Master's degree in Engineering and is a senior engineer. Since 1979, he had served in various managerial positions of Wuhan Railway Sub-administration and Shenzhen Pingyan Railway Company. From August 1998 to September 2001, he had served as the Deputy Section Chief of Shenzhen Power Section of the Company. Mr. Shao was the Deputy Director of Locomotive Department of Guangzhou Railway (Group) Company before joining the Company as a Deputy General Manager in January 2004.

Wu Weimin, age 46, is a Deputy General Manager of the Company. Mr. Wu graduated from Guangdong Radio & TV University (廣東廣播電視大學) and is an engineer. Since 1984, he had served in various managerial positions in the Material and Equipment Department, the Planning and Statistic Department and the Labour and Wage Department of Yangcheng Railway Company. He also had served as an engineer in the Material and Equipment Section, the Deputy Director and the Director of the Planning and Statistic Sub-department of Yangcheng Railway Company. Mr. Wu was the Director of Labour Sub-department and Director of Social Insurance Centre of Yangcheng Railway Company before joining the Company as a Deputy General Manager in January 2004.

Li Ruizhi, age 48, is the Chief Accountant of the Company. Ms. Li graduated from Economy and Management Department of School of the Central Party Committee (中央黨校) and is an accountant. Since 1984, she has served in finance and accounting positions in various railway departments. She has 20 years of experience in finance and accounting areas. Ms. Li had served as the deputy section-chief of the Finance Department and the Deputy Director of Guangzhou Railway Settlement Centre of Guangzhou Railway (Group) Company before joining the Company in January 2004.

Guo Xiangdong, age 38, is the Company Secretary and the Director of Secretariat of the Board of Directors. Mr. Guo graduated from the Central China Normal University (華中師範大學) with a Bachelor of Laws degree and is a economist. He joined the Company in 1991, and had served as the Deputy Section Chief, Deputy Director and the Director of Secretariat of the Board of Directors of the Company. Mr. Guo has been as the Company Secretary since January 2004.

REPORT OF DIRECTORS

INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN THE SHARE CAPITAL OF THE COMPANY

As of December 31, 2003, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (*within the meaning of the Securities and Futures Ordinance*) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from each director or supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the directors of the Company has entered into a service agreement with the Company. Save as disclosed above, no other service contract has been entered between the Company or any of its subsidiaries and any of the directors or supervisors. Save as disclosed above, the Company has not entered into any service contract with any director or supervisor that is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONTRACTS ENTERED INTO BY THE DIRECTORS AND SUPERVISORS

No director or supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of the year to which the Company or any of its subsidiaries was a party.

REMUNERATION OF THE DIRECTORS AND SUPERVISORS

The remuneration of the directors and supervisors and senior management of the Company are set out in Note 5 to the financial statements of this annual report.

IMPACT OF THE RECENT ECONOMIC DEVELOPMENTS ON THE COMPANY

In the first half of 2003, the outbreak of SARS in some provinces in the PRC and Hong Kong had significant negative impact on the transportation business of the Company. As the PRC Government had implemented a series of measures to support economic development, the economy of the PRC quickly recovered its strong momentum in growth after the fading of the SARS epidemic. Following the signing of CEPA, the economic interaction between Guangdong Province and Hong Kong increased; providing a favorable environment for the Company to increase its transportation volume during the second half of the year to compensate for its decreased business.

ADJUSTMENT OF PRICE

In 2003, the Company made the following adjustments to the price for its passenger and freight transportation: (1) during the Spring Festival, the Company made different adjustments to passenger fares of different classes of long-distance domestic trains; (2) with the approval of the MOR or Guangzhou Railway (Group) Limited, the Company continued to offer reduced prices for certain goods in order to improve its competitiveness in the freight transportation services; (3) during the New Year holidays, the Spring Festival and the National Day holidays, the Company increased the fare of the high-speed passenger trains and the regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip; (4) in October 8, 2003, the Company increased the fare of hardseat of the high-speed passenger trains between Guangzhou and Shenzhen from RMB60 to RMB65 per trip.

MATERIAL LITIGATION

The Company and its subsidiaries were not involved in any material litigation or dispute in 2003.

AUDITORS

On June 10, 2003, resolutions were passed at the annual general meeting of the Company to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong) as the international auditors of the Company for 2003 and to appoint Pan-China (Schinda) Certified Public Accountants as its PRC auditor for 2003. Resolutions to re-appoint these two firms as the international and PRC auditors of the Company for 2004 will be proposed at the annual general meeting of the Company to be held on June 10, 2004.

PricewaterhouseCoopers was the international auditors of the Company for 2002 and Arthur Andersen was the international auditors of the Company for 2001.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2003. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval of the Board. Such treatment conforms with the accounting principles and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements of the Company for the year ended December 31, 2003 prepared in accordance with IFRS, the Company accounted for the losses arising from housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year ended December 31, 2003, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to 60.37 million.

As of December 31, 2003, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB166.0 million.

MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR. The Company may also purchase some of its equipment from oversea or domestic suppliers. The five largest customers of the Company accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company accounted for less than 30% of the purchases of the Company.

CONNECTED TRANSACTIONS

As of December 31, 2003, the connected transactions of the Company in relation to railway transport have been carried out on normal terms according to the conditions and waiver granted by The Stock Exchange of Hong Kong Limited and the contracts entered into by the contracting parties. There has been no new connected transaction.

REPORT OF DIRECTORS

AUDIT COMMITTEE

The Audit Committee consists of two independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The audited annual financial statements for the year ended December 31, 2003 have been reviewed by the Audit Committee.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company and its directors hereby state that, to the best of their knowledge, the Company has, throughout the financial year ended December 31, 2003, complied with the Code of Best Practice set out in old Appendix 14 of the Listing Rules.

U.S. SARBANES-OXLEY ACT 2002

This legislation which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002. As the Company is a U.S. Securities and Commission reporting company, it is generally bound by this new legislation. The Company has been, and will continue its process of reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

By Order of the Board
Wu Junguang
Chairman

Shenzhen, the PRC
April 20, 2004


廣州東站

REPORT OF THE SUPERVISORY COMMITTEE

REPORT OF THE SUPERVISORY COMMITTEE

Dear shareholders:

During the year ended December 31, 2003, the Supervisory Committee (the "Committee") fulfilled its duties faithfully and carried out work actively in accordance with the Company Law of the PRC and the Articles of Association of the Company, adhered to the principle of honesty and diligence for the purpose of protecting the interests of the Company and its shareholders. The Supervisory Committee held two meetings during the period under review, at which resolutions concerning certain major issues were passed and notified to the Board. The supervisors attended all meetings of the Board and important meetings concerning operation of the Company during the period under review and made suggestions on improving management of the Company. The Committee has carefully reviewed the Report of Directors, the financial report and proposed profit distribution to be presented by the Board at the annual general meeting.



Mr. Gu Hongxi, *Chairman of the Supervisory Committee*

In 2003, the Company overcame the unexpected difficulty brought by SARS epidemic. It achieved better operating results by timely adjustment of its operating strategy, improvment in its transportation businesses structure, formulation of measures to increase revenue and reduce cost, strengthen of its marketing efforts on passenger and freight transportation, better management of its budget, adjustment of its development strategy on diversification and emphasis of safety of transportation. The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company's future.

As far as the Committee knows, the Board of Directors, the workgroup of General Manager and the senior management of the Company carried out their duties with sincerity and honesty. They acted in the best interests of the Company and did not violate any laws, regulations, and the Company's articles of association and management system in the course of performing their duties.

We would like to express our gratitude to the shareholders, the Directors and all employees for their sincere support to our work.

By Order of the Supervisory Committee
Gu Hongxi
Chairman

Shenzhen, the PRC
April 20, 2004

CORPORATE INFORMATION

REGISTERED NAME OF THE COMPANY
廣深鐵路股份有限公司

ENGLISH NAME OF THE COMPANY
Guangshen Railway Company Limited

REGISTERED ADDRESS OF THE COMPANY
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code: 518010

COMPANY WEB SITE
www.gsrc.com

AUTHORIZED REPRESENTATIVES
Wu Junguang
Guo Xiangdong

COMPANY SECRETARY
Guo Xiangdong

DOMESTIC AUDITORS
Pan-China (Schinda)
Certified Public Accountants
16th Floor, Securities Building
No. 5020 Binhe Road
Shenzhen
The People's Republic of China

INTERNATIONAL AUDITORS
PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

LEGAL ADVISER AS TO PRC LAW
Haiwen & Partners
Room 1016, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People's Republic of China

LEGAL ADVISER AS TO HONG KONG LAW
Norton Rose
38/F Jardine House
1 Connaught Place
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISER AS TO THE UNITED STATES LAW
Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

PRINCIPAL BANKER
China Construction Bank
Shenzhen Railway Branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People's Republic of China

HONG KONG SHARE REGISTRAR
Hong Kong Registrars Limited
Rooms 1712-16 on 17th Floor
Hopewell Centre
183 Queen's Road east
Hong Kong

DEPOSITARY
JP Morgan Chase Bank
13th Floors, No. 4 New York Plaza
New York
USA

INFORMATIONS OF LISTING
H Shares: The Stock Exchange of Hong Kong Limited
Share Code: 0525
ADSs: The New York Stock Exchange, Inc.
Ticker Symbol: GSH

PUBLICATIONS
The Company's 2003 interim and annual reports were published in August 2003 and April 2004, respectively. As required by the United States securities laws, the Company will file an annual report together with the Form 20-F with the U.S. Securities and Exchange Commission before June 30, 2004. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Guangshen Railway Company Limited
Secretariat to the Board of Directors
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code: 518010
Tel: (86-755) 25587920 or (86-755) 25588146
Fax: (86-755) 25591480

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 9:00 a.m. on June 10, 2004 (Thursday) to consider and, if thought fit, to pass the following resolutions (apart from item 11 as a special resolution, all other items as ordinary resolutions):—

1. to consider and approve the work report of the Board of the Company for 2003;

2. to consider and approve the work report of the Supervisory Committee of the Company for 2003;

3. to consider and approve the audited financial statements of the Company for 2003;

4. to consider and approve the proposed profit distribution of the Company for 2003;

5. to consider and approve the budget of the Company for 2004;

6. to consider and approve the appointment of Mr. Wilton Chau as an independent non-executive director of the Company;

7. to consider and approve the termination of the engagement of Mr. Gu Hongxi as a supervisor of the Company;

8. to consider and approve the appointment of Mr. Tang Dinghong as a supervisor of the Company;

9. to consider and approve the appointment of Pan-China (Schinda) Certified Public Accountants as the PRC auditor of the Company for 2004 and to authorise the Board and the Audit Committee to determine their remunerations;

10. to consider and approve the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) as the international auditor of the Company for 2004 to authorise the Board and the Audit Committee to determine their remunerations;

11. to consider and approve the amendments to the Articles of Association of the Company and to authorise the Board to file these amendments with the relevant departments of the PRC government upon approval;

12. to consider and approve any other businesses.

INFORMATION ABOUT THE CANDIDATE OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Wilton Chau, age 42. Mr. Chau holds a bachelor degree in applied mathematics from University of Hong Kong, a LLB degree from University of Wolverhampton and a Master of Business Administration from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and Council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served several financial institutions in various senior positions overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently the chairman of QLeap Venture Limited.

INFORMATION ABOUT THE CANDIDATE OF SUPERVISOR

Tang Dinghong, age 55, is a member of the senior management of the Company. Mr. Tang graduated from Zhongshan University. He joined the railway departments in 1969 and had served in various senior managerial positions of Guangzhou Railway (Group) Company. Mr. Tang joined the Company in July 2003.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company intends to make corresponding amendments to Articles 72, 90, 94, 95 and 129. The proposals are as follows:

Article 72

The existing Article 72 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 90

The existing Article 90 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different share categories may be passed only by more than two-thirds of the voting rights of that category represented at the meeting in accordance with Article 89.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 94

The existing Article 94 be deleted in its entirety and replaced with the following:

"The Company shall establish a board of directors. The board shall be composed of 10 directors. The board shall have one chairman."

Article 95

The existing Article 95 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than7days prior to the date of such meeting.

The chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Directors need not be the shareholders of the Company."

NOTICE OF THE ANNUAL GENERAL MEETING

Article 129

The existing Article 129 be deleted in its entirety and replaced with the following:

"The directors, supervisors, general manager, deputy general managers and other members of the senior management of the Company shall not direct any of its associates (which shall have the same meaning as in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) to do such things or take such actions that such directors, supervisors, general manager, deputy general manager or other members of the senior management are not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

Notes:

(1) Holders of the H Shares of the Company are advised that the register of members of the Company's H Shares will be closed from May 11, 2004 to June 10, 2004 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend, holders of H Shares must lodge the transfer documents together with the relevant share certificates with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on May 10, 2004. Holders of the Company's H Shares whose names appear on the register of members of the Company on May 11, 2004, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before May 21, 2004. The return of the attendance confirmation reply form will not affect the right of the shareholders to attend and vote at the AGM.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
April 20, 2004

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

TO THE SHAREHOLDERS OF GUANGSHEN RAILWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Guangshen Railway Company Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries (the "Group") as of December 31, 2003 and the related consolidated statements of income and cash flows for the year then ended. These financial statements set out on pages 52 to 96 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made soley to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group and the Company as of December 31, 2003 and of the results of the Group's operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
April 20, 2004

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2003

(All amounts in Renminbi thousands, except for per share data)

	Notes	2003	2002
Revenues from railroad businesses			
Passenger		**1,754,223**	1,846,599
Freight		**514,794**	514,036
Sub-total		**2,269,017**	2,360,635
Revenues from other businesses		**144,370**	156,893
Total revenues		**2,413,387**	2,517,528
Operating expenses			
Railroad businesses			
Labour and benefits		**(347,649)**	(373,781)
Equipment leases and services		**(437,739)**	(433,918)
Materials and supplies		**(216,993)**	(192,141)
Repair costs, excluding materials and supplies		**(89,640)**	(102,377)
Depreciation		**(290,014)**	(335,508)
Amortisation of leasehold land payments		**(15,602)**	(15,131)
Fees for social services		**(62,579)**	(57,385)
General and administrative expenses		**(134,688)**	(123,800)
Others		**(113,382)**	(101,251)
Sub-total		**(1,708,286)**	(1,735,292)
Other businesses			
Materials and supplies		**(112,677)**	(124,602)
General and administrative expenses		**(29,711)**	(35,137)
Sub-total		**(142,388)**	(159,739)
Total operating expenses		**(1,850,674)**	(1,895,031)
Profit from operations		**562,713**	622,497
Other income		**47,341**	43,495
Finance costs		**(2,468)**	(4,208)
Share of losses of associates before tax	14	**(2,417)**	(197)
Profit before tax	4	**605,169**	661,587
Income tax expense	6	**(93,439)**	(104,391)
Profit from ordinary activities after tax		**511,730**	557,196
Minority interests		**32**	(113)
Profit attributable to shareholders	7	**511,762**	557,083
Earnings per share	8		
— Basic		**RMB0.12**	RMB0.13
— Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

As of December 31, 2003

(All amounts in Renminbi thousands)

	Notes	2003	2002
Non-current assets			
Fixed assets	10	**6,952,878**	6,798,280
Construction-in-progress	11	**390,393**	672,827
Leasehold land payments	12	**652,083**	656,998
Interests in associates	14	**140,494**	140,842
Available-for-sale investments	15	**167,962**	166,695
Deferred tax assets	16	**6,154**	7,577
Deferred staff costs	17	**166,003**	181,095
		8,475,967	8,624,314
Current assets			
Materials and supplies		**38,692**	34,105
Trade receivables, net	18	**80,614**	51,457
Due from Parent Company	27(b)	**—**	39,374
Due from related parties	27(b)	**199,921**	267,885
Prepayments and other receivables, net	19	**248,960**	260,075
Temporary cash investments	20	**627,440**	567,339
Cash and cash equivalents	26(b)	**1,402,359**	1,413,045
		2,597,986	2,633,280
Current liabilities			
Trade payables	21	**34,625**	41,734
Payables for construction of fixed assets		**148,258**	181,473
Due to Parent Company	27(b)	**37,230**	—
Due to related parties	27(b)	**120,605**	158,199
Dividends payable		**232**	90,663
Taxes payable		**49,494**	71,844
Accrued expenses and other payables	22	**308,793**	457,953
		699,237	1,001,866
Net current assets		**1,898,749**	1,631,414
Total assets less current liabilities		**10,374,716**	10,255,728
Minority interests		**52,358**	11,577
Net assets		**10,322,358**	10,244,151
Representing:			
Share capital	23	**4,335,550**	4,335,550
Reserves	24	**5,986,808**	5,908,601
Total capital and reserves		**10,322,358**	10,244,151

Wu Junguang
Chairman

Feng Qifu
Director

BALANCE SHEET

As of December 31, 2003

(All amounts in Renminbi thousands)

	Notes	2003	2002
Non-current assets			
Fixed assets	*10*	**6,839,844**	6,684,687
Construction-in-progress	*11*	**380,543**	664,679
Leasehold land payments	*12*	**637,380**	652,496
Interests in subsidiaries	*13*	**215,803**	180,236
Interests in associates	*14*	**140,293**	139,574
Available-for-sale investments	*15*	**167,962**	166,695
Deferred tax assets	*16*	**6,154**	7,577
Deferred staff costs	*17*	**166,003**	181,095
		8,553,982	8,677,039
Current assets			
Materials and supplies		**24,930**	20,829
Trade receivables, net	*18*	**25,952**	21,910
Due from Parent Company	*27(b)*	**—**	37,575
Due from related parties	*27(b)*	**193,730**	263,873
Prepayments and other receivables, net	*19*	**203,514**	214,731
Temporary cash investments	*20*	**627,440**	562,033
Cash and cash equivalents		**1,291,700**	1,316,993
		2,367,266	2,437,944
Current liabilities			
Trade payables	*21*	**23,689**	31,080
Payables for construction of fixed assets		**143,139**	171,810
Due to Parent Company	*27(b)*	**40,140**	—
Due to related parties	*27(b)*	**112,104**	156,909
Dividends payable		**232**	90,663
Taxes payable		**43,622**	66,296
Accrued expenses and other payables	*22*	**280,308**	389,764
		643,234	906,522
Net current assets		**1,724,032**	1,531,422
Total assets less current liabilities		**10,278,014**	10,208,461
Net assets		**10,278,014**	10,208,461
Representing:			
Share capital	*23*	**4,335,550**	4,335,550
Reserves	*24*	**5,942,464**	5,872,911
Total capital and reserves		**10,278,014**	10,208,461

Wu Junguang
Chairman

Feng Qifu
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2003

(All amounts in Renminbi thousands)

	Notes	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	*26(a)*	**900,487**	1,261,728
Interest paid		**(2,359)**	(4,064)
Tax paid		**(99,679)**	(100,487)
Net cash from operating activities		**798,449**	1,157,177
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and payments for construction-in-progress, net of related payables		**(339,208)**	(553,337)
Proceeds from sale of fixed assets		**1,105**	12,369
Increase in interests in associates		**(374)**	(4,761)
(Increase)/decrease in temporary cash investments		**(60,101)**	777,898
Purchase of available-for-sale investments		**—**	(14,108)
Interest received		**23,109**	32,942
Net cash (used in)/from investing activities		**(375,469)**	251,003
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to group shareholders		**(433,561)**	(356,490)
Dividends paid to minority interests		**(105)**	(4,153)
Net cash used in financing activities		**(433,666)**	(360,643)
Net (decrease)/increase in cash and cash equivalents		**(10,686)**	1,047,537
Cash and cash equivalents at beginning of year		**1,413,045**	365,508
Cash and cash equivalents at end of year	*26(b)*	**1,402,359**	1,413,045

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2003

(All amounts in Renminbi thousands)

				Reserves				
	Notes	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained earnings	Total
Group								
Balance at January 1, 2002		4,335,550	3,984,135	432,108	424,568	341,659	602,603	10,120,623
Profit attributable to shareholders		—	—	—	—	—	557,083	557,083
Appropriation from retained earnings	*24*	—	—	59,301	29,734	—	(89,035)	—
Dividends relating to 2001	*9*	—	—	—	—	—	(433,555)	(433,555)
Balance at January 1, 2003		4,335,550	3,984,135	491,409	454,302	341,659	637,096	10,244,151
Profit attributable to shareholders		—	—	—	—	—	511,762	511,762
Appropriation from retained earnings	*24*	—	—	54,165	27,092	—	(81,257)	—
Dividends relating to 2002	*9*	—	—	—	—	—	(433,555)	(433,555)
Balance at December 31, 2003		4,335,550	3,984,135	545,574	481,394	341,659	634,046	10,322,358
Company								
Balance at January 1, 2002		4,335,550	3,984,135	414,210	414,210	306,521	621,595	10,076,221
Profit attributable to shareholders		—	—	—	—	—	565,795	565,795
Appropriation from retained earnings	*24*	—	—	57,613	28,806	—	(86,419)	—
Dividends relating to 2001	*9*	—	—	—	—	—	(433,555)	(433,555)
Balance at January 1, 2003		4,335,550	3,984,135	471,823	443,016	306,521	667,416	10,208,461
Profit attributable to shareholders		—	—	—	—	—	503,108	503,108
Appropriation from retained earnings	*24*	—	—	53,384	26,692	—	(80,076)	—
Dividends relating to 2002	*9*	—	—	—	—	—	(433,555)	(433,555)
Balance at December 31, 2003		4,335,550	3,984,135	525,207	469,708	306,521	656,893	10,278,014

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

(All amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. ORGANISATION AND OPERATIONS

Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996 to take over and operate certain railroad and other businesses (the "Businesses").

Prior to the formation of the Company, the Businesses were carried on by the Company's predecessor, Guangshen Railway Company (the "Predecessor"), and certain of its subsidiaries, and in certain cases, by Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries, which were all under the common control and jurisdiction of the PRC Ministry of Railways (the "MOR"). The Predecessor was controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on March 8, 1996 and with effect from March 6, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 shares of ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring").

In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (the "Group").

The principal activities of the Group are railroad passenger and freight transportation. The Group also operate certain other businesses, principally services in the stations and sales of food, beverages and merchandise aboard the trains and in the stations.

The directors of the Company considered Guangzhou Railway (Group) Company, a state-owned enterprise established in the PRC, to be the ultimate holding company.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the restatements are not incorporated in the accounting records of the Company and its subsidiaries.

The principal adjustments made to conform to IFRS include the following:

- Additional depreciation charges on fixed assets;
- Write-down of reclaimed rails to realisable value;
- Difference in the recognition policy on housing benefits to the employees;
- Recording of deferred tax impact according to IFRS;
- Reversal of amortisation of deferred renovation expenses;
- Difference in depreciation charges on fixed assets resulting from reclassification; and
- Recognition of government grants by deducting the carrying value of fixed assets.

The financial statements have been prepared under the historical cost convention except that certain fixed assets are stated at valuation less accumulated depreciation and impairment losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(a) Basis of presentation *(cont'd)*

During the year, there is a change of accounting estimate in respect of the useful lives of certain fixed assets. Details of such change are set out in Note 2(g) and Note 10.

(b) Group accounting

The consolidated financial statements include those of the Company and its subsidiaries and also incorporate the Group's interest in associates on the basis as set out in Note 2(c) and 2(d) below. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

All significant intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated on consolidation; unrealised losses are also eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(c) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

In the Company's financial statements, the Company's share of the post-acquisition profits or losses of subsidiaries is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. An assessment of interests in subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(d) Associates

Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(d) Associates *(cont'd)*

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's financial statements, interests in associates are carried at cost less provision for impairment in value. An assessment of interests in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(e) Foreign currency transactions

The Group maintains its books and records in RMB.

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement in the period in which they arise. Translation differences on monetary assets measured at fair value are recognised in foreign exchange gains and losses.

The Group did not enter into any hedge contracts during any of the periods presented.

No foreign currency exchange gains or losses were capitalised for any periods presented.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(f) Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, temporary cash investments, trade receivables and payables, other receivables and payables and available-for-sale investments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

The Group had no derivative financial instruments in any of the years presented.

(g) Fixed assets

Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use.

Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Increases in valuation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Upon the disposal of the fixed assets, the relevant portion of the realised revaluation reserve of previous valuations is transferred from the revaluation reserve to retained earnings and is shown as a movement in reserves.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(g) Fixed assets *(cont'd)*

Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life. Effective from January 1, 2003, the Group changed the estimated useful lives of track, bridges and service roads from 44 years to a range from 55 years to 100 years and changed the useful lives of locomotives and rolling stock from 16 years to 20 years. Effect of such change of accounting estimates to the consolidated income statement for the year ended December 31, 2003 is set out in Note 10. The estimated useful lives are as follows:

Buildings	25 to 40 years
Leasehold improvements	over the lease terms
Track, bridges and service roads	55 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	7 to 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in fair value and other reserves are transferred to retained earnings.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(h) Construction-in-progress

Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. This includes the costs of construction and acquisition. No depreciation is provided on construction in progress until the asset is completed and put into use.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(i) Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years.

(j) Impairment of long lived assets

Fixed assets and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(k) Available-for-sale investments

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for sale investments; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. All purchases and sales of available-for-sale investments are recognised on the date that the transaction is effective. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

(l) Deferred staff costs

The Group have finalised a scheme for selling staff quarters to its staff in 2000. Under the scheme, the Group sold certain staff quarters to their employees at preferential prices as housing benefits to the employees. The total housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service lives of the employees participating in the scheme. Upon the sales of staff quarters to the employees, the housing benefits incurred are recorded as deferred staff costs and amortised over the remaining average service lives of the employees participating in the scheme.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(m) Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(n) Materials and supplies

Materials and supplies consist mainly of items for repair and maintenance of track, and are stated at weighted average cost. Materials and supplies are expensed when used.

(o) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(p) Temporary cash investments

Temporary cash investments represent short-term deposits with original maturities ranging from three months to one year, which are held for investment purpose and are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other financial institutions, other short-term highly liquid investments with original maturities of three months or less.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(r) Income tax expense

The Group provides for income tax expense on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable to enterprises established/incorporated in the PRC.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(s) Employee benefits

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group" local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(t) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying value of the fixe assets and are credited to the income statement on a straight-line basis over the useful lives of the fixed assets.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(v) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) *Rendering of services and sales of goods*

Railroad revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

Revenues are net of turnover tax.

(ii) *Interest income*

Interest income from bank deposits is recognised on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(iii) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(w) Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

(x) Segments

Business segments: for management purposes the Group are organised into railroad transportation and other business operations. The divisions are the basis upon which the Group reports their primary segment information. Financial information on business segments is presented in Note 3.

Intersegment transactions: segment revenues, segment expenses and segment performance include transfers between business segments. Those transfers are eliminated on consolidation.

3. SEGMENT INFORMATION

(a) Business segments

The Group conducts the majority of its business activities in railroad and other business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2. The Group evaluates performance based on profit from operations. Segment assets consist primarily of fixed assets, materials and supplies, receivables and operating cash, and mainly exclude deferred tax assets and interests in associates. Segment liabilities comprise operating liabilities and exclude taxes payable. Capital expenditure comprises additions to fixed assets (see Note 10) and construction-in-progress (see Note 11).

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

3. SEGMENT INFORMATION *(cont'd)*

(a) Business segments *(cont'd)*

An analysis by business segment is as follows:

	Railroad businesses		Other businesses		Unallocated		Elimination		Total	
	2003 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*	2002 *RMB'000*
Revenues										
— External	2,269,017	2,360,635	144,370	156,893	—	—	—	—	2,413,387	2,517,528
— Inter-segment	—	—	52,172	75,188	—	—	(52,172)	(75,188)	—	—
	2,269,017	2,360,635	196,542	232,081	—	—	(52,172)	(75,188)	2,413,387	2,517,528
Segment results	560,731	625,343	1,982	(2,846)	—	—	—	—	562,713	622,497
Other income	46,158	37,692	1,183	5,803	—	—	—	—	47,341	43,495
Including:										
Interest income	29,349	36,281	406	639	—	—	—	—	29,755	36,920
Finance costs	—	—	—	—	(2,468)	(4,208)	—	—	(2,468)	(4,208)
Share of losses of associates before tax	(2,417)	(197)	—	—	—	—	—	—	(2,417)	(197)
Income tax expense									(93,439)	(104,391)
Minority interests									32	(113)
Profit attributable to shareholders									511,762	557,083
Other information										
Segment assets	10,082,637	10,147,098	844,668	962,077	—	—	—	—	10,927,305	11,109,175
Deferred tax assets	—	—	—	—	6,154	7,577	—	—	6,154	7,577
Interests in associates	140,494	139,972	—	870	—	—	—	—	140,494	140,842
Total assets									11,073,953	11,257,594
Segment liabilities	429,123	678,303	220,620	251,719	—	—	—	—	649,743	930,022
Taxes payable	—	—	—	—	49,494	71,844	—	—	49,494	71,844
Total liabilities									699,237	1,001,866
Capital expenditure	298,890	526,700	7,103	8,330	—	—	—	—	305,993	535,030
Non-cash expenses										
— Depreciation	290,014	335,508	1,639	2,289	—	—	—	—	291,653	337,797
— Amortisation of leasehold land payments	15,602	15,131	—	—	—	—	—	—	15,602	15,131
— Provision for doubtful accounts	123	4,257	49	341	—	—	—	—	172	4,598
— Amortisation of deferred staff costs	15,092	15,092	—	—	—	—	—	—	15,092	15,092

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

3. SEGMENT INFORMATION *(cont'd)*

(b) *Geographical segments*

For the year ended December 31, 2003, all of the Group's business operations are conducted in the PRC.

4. PROFIT BEFORE TAX

The following items have been (credited)/charged in arriving at profit before tax:

	2003	2002
	RMB'000	*RMB'000*
Interest income (included in other income)	**(29,755)**	(36,920)
Investment income (included in other income)	**(7,897)**	(2,400)
Finance costs		
— Interest expenses for balances with related parties wholly repayable within five years	**2,359**	4,064
— Bank charges	**109**	144
Staff costs		
— Salaries and wages	**214,502**	231,720
— Provision for staff welfare and bonus	**163,006**	174,807
— Retirement benefits	**39,999**	31,858
— Employee benefits	**18,779**	17,864
— Amortisation of deferred staff costs (included in general and administrative expenses of railroad businesses)	**15,092**	15,092
Operating lease rentals of locomotive, machinery and equipment	**173,950**	211,896
Depreciation of fixed assets		
— Included in railroad businesses	**290,014**	335,508
— Included in other businesses	**1,639**	2,289
Loss on disposal of fixed assets	**16,935**	29,339
Cost of materials and supplies		
— Included in railroad businesses	**216,993**	192,141
— Included in other businesses	**112,677**	124,602
Repair costs, excluding materials and supplies	**89,640**	102,377
Provision for doubtful accounts	**172**	4,598
Auditors' remuneration	**3,300**	3,300
Amortisation of leasehold land payments	**15,602**	15,131

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

5. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) Details of directors', supervisors' and senior executives' emoluments were as follows:

	2003 *RMB'000*	2002 *RMB'000*
Fees for executive directors	**371**	461
Fees for non-executive directors	**309**	255
Fees for supervisors	**—**	—
Other emoluments for executive directors		
— Basic salaries and allowances	**59**	64
— Bonus	**—**	—
— Retirement benefits	**12**	14
Other emoluments for non-executive directors	**69**	46
Other emoluments for supervisors	**321**	397
Emoluments for senior executives		
— Basic salaries and allowances	**198**	124
— Bonus	**360**	276
— Retirement benefits	**18**	12
	1,717	1,649

No directors, supervisors or senior executives waived any emoluments during the year.

(b) Analysis of directors' emoluments by number of directors and emolument ranges was as follows:

	2003	2002
Executive directors		
— Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**5**	5
Non-executive directors		
— Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**4**	4

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

5. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(cont'd)*

(c) Details of emoluments paid to the five highest paid individuals (including directors and supervisors) were as follows:

	2003 *RMB'000*	2002 *RMB'000*
Fees for directors	**461**	618
Basic salaries and allowances	**81**	62
Bonus	**73**	—
Retirement benefits	**9**	11
	624	691

	2003	2002
Number of directors	**4**	5
Number of supervisors	**1**	—
	5	5

(d) Analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges was as follows:

	2003	2002
Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**5**	5

During the year, no emolument (2002: Nil) were paid to the five highest paid individuals (including directors and supervisors) as inducement to join or upon joining the Group or as compensation for loss of office.

6. INCOME TAX EXPENSE

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended December 31, 2003 is 15%.

According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation/establishment. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Group.

Details of taxation charged to the consolidated income statement during the year were as follows:

	2003	2002
	RMB'000	*RMB'000*
Provision for PRC income tax	**91,925**	106,649
Deferred tax loss/(income) resulting from provision for doubtful accounts	**316**	(1,173)
Deferred tax loss/(income) resulting from loss on the disposal of fixed assets	**1,107**	(1,211)
Share of tax of associates	**91**	126
	93,439	104,391

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

6. INCOME TAX EXPENSE *(cont'd)*

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the applicable tax rate of of the Company as follows:

	2003	2002
	RMB'000	*RMB'000*
Accounting profit	**605,169**	661,587
Income tax at the statutory tax rate of 15% (2002:15%)	**90,775**	99,238
Tax effect of expenses that are not deductible in determining taxable profit:		
— Amortisation of deferred staff costs	**2,264**	2,264
Effect of different tax rates for certain subsidiaries	**400**	2,889
Income tax expense	**93,439**	104,391

7. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

In the consolidated profit attributable to shareholders for the year, approximately RMB503,108,000 (2002: approximately RMB565,795,000) was dealt with in the financial statements of the Company.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB511,762,000 (2002: RMB557,083,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2002: 4,335,550,000 shares). No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of year end.

9. DIVIDENDS

In 2003, the directors have recommended and declared a final dividend of RMB0.10 (2002: RMB0.10) per share in respect of the financial year ended December 31, 2002, totalling RMB433,555,000 (2002: RMB433,555,000).

10. FIXED ASSETS

	Group						
	Buildings	Leasehold improvements	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost or valuation							
At beginning of year	1,941,156	38,500	4,245,546	1,026,205	297,106	1,585,712	9,134,225
Additions	260	—	—	21,679	916	32,823	55,678
Transfer from construction-in-progress	209,479	—	123,832	—	720	198,718	532,749
Government grants	(17,000)	—	—	—	—	—	(17,000)
Reclassification*	(154,024)	—	(37,113)	—	5,936	185,201	—
Disposals	(92,503)	—	(16,560)	(4,992)	(4,600)	(33,116)	(151,771)
At end of year	1,887,368	38,500	4,315,705	1,042,892	300,078	1,969,338	9,553,881
Representing:							
At cost	220,433	38,500	164,088	22,549	48,092	287,127	780,789
At 2002 professional valuation	1,666,935	—	4,151,617	1,020,343	251,986	1,682,211	8,773,092
	1,887,368	38,500	4,315,705	1,042,892	300,078	1,969,338	9,553,881
Accumulated depreciation							
At beginning of year	376,192	13,475	1,037,553	271,152	178,397	459,176	2,335,945
Charges for the year	54,399	7,700	46,476	47,648	34,144	101,286	291,653
Reclassification*	—	—	(16,682)	—	563	16,119	—
Disposals	(921)	—	(2,550)	(4,992)	(4,417)	(13,715)	(26,595)
At end of year	429,670	21,175	1,064,797	313,808	208,687	562,866	2,601,003
Net book value							
At end of year	1,457,698	17,325	3,250,908	729,084	91,391	1,406,472	6,952,878
At beginning of year	1,564,964	25,025	3,207,993	755,053	118,709	1,126,536	6,798,280

Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at December 31, 2003 would have been:

Cost	1,048,829	38,500	3,537,104	1,019,170	269,152	1,853,887	7,766,642
Accumulated depreciation	214,612	21,175	696,853	256,906	189,263	513,581	1,892,390
	834,217	17,325	2,840,251	762,264	79,889	1,340,306	5,874,252

10. FIXED ASSETS *(cont'd)*

	Company						
	Buildings	Leasehold improvements	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation							
At beginning of year	1,831,523	38,500	4,171,001	1,026,205	297,021	1,541,068	8,905,318
Additions	—	—	—	21,679	917	28,357	50,953
Transfer from construction-in-progress	208,568	—	123,833	—	720	197,499	530,620
Government grants	(17,000)	—	—	—	—	—	(17,000)
Reclassification*	(197,980)	—	6,843	—	5,936	185,201	—
Disposals	(92,207)	—	(16,560)	(4,992)	(4,600)	(30,982)	(149,341)
At end of year	1,732,904	38,500	4,285,117	1,042,892	299,994	1,921,143	9,320,550
Representing:							
At cost	216,956	38,500	164,088	22,549	48,092	279,799	769,984
At 2002 professional valuation	1,515,948	—	4,121,029	1,020,343	251,902	1,641,344	8,550,566
	1,732,904	38,500	4,285,117	1,042,892	299,994	1,921,143	9,320,550
Accumulated depreciation							
At beginning of year	326,986	13,475	1,002,182	271,152	178,371	428,465	2,220,631
Charges for the year	50,308	7,700	46,746	47,648	34,142	98,137	284,681
Reclassification*	(16,760)	—	78	—	563	16,119	—
Disposals	(700)	—	(2,550)	(4,992)	(4,417)	(11,947)	(24,606)
At end of year	359,834	21,175	1,046,456	313,808	208,659	530,774	2,480,706
Net book value							
At end of year	1,373,070	17,325	3,238,661	729,084	91,335	1,390,369	6,839,844
At beginning of year	1,504,537	25,025	3,168,819	755,053	118,650	1,112,603	6,684,687

Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at December 31, 2003 would have been:

Cost	894,365	38,500	3,506,516	1,019,171	269,067	1,805,692	7,533,311
Accumulated depreciation	147,663	21,175	678,512	271,190	189,241	483,352	1,791,133
	746,702	17,325	2,828,004	747,981	79,826	1,322,340	5,742,178

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

10. FIXED ASSETS *(cont'd)*

* During the year ended December 31, 2003, based on the construction completion reports, the directors reclassified certain fixed assets to appropriate categories. Accordingly, the carrying amounts of the aforesaid fixed assets are depreciated over their remaining useful lives under the respective categories.

On March 6, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using a replacement cost approach and open market value approach. The replacement cost approach considers the cost to replace in new condition the assets appraised for similar assets, and includes purchase price, delivery charge and installation cost. The purchase price is based on the open market value. The Valuer assumed that the assets will be used for the purposes for which they are presently used and did not consider alternative uses. The total revalued amount based on the aforesaid 1996 revaluation was RMB5,318,202,000. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group as of March 6, 1996, and depreciation on the increment to fixed assets commenced on that date. Upon the Restructuring, the revaluation surplus was converted to shares allotted to the Parent Company.

On September 30, 2002, the fixed assets were revalued by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, on a replacement cost approach and open market value approach, where applicable. These fixed assets were stated at their revalued amounts in the financial statements as of September 30, 2002.

The directors of the Company are of the opinion that the carrying values of fixed assets as of December 31, 2003 approximated to their fair values.

With reference to "Cai Jian Han (2002) No. 42" and "Cai Jian Han (2002) No. 349" issued by Ministry of Finance ("MOF") and "Ban Cai Fa (2003) No. 10" issued by MOR and to further comply with international practice in railway industry, the management reassessed the estimated useful lives and depreciation rates of fixed assets. The assessment is based on the experience and maintenance program established by the management and the engineering personnel. Effective from January 1, 2003, the Group changed the estimated useful lives of track, bridges and service roads from 44 years to a range from 55 years to 100 years and changed the useful lives of locomotives and rolling stock from 16 years to 20 years. This change in accounting estimates resulted in a decrease in depreciation expenses and an increase in profit attributable to shareholders for the year ended December 31, 2003 by approximately RMB 63,610,000.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

11. CONSTRUCTION-IN-PROGRESS

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At beginning of year	**672,827**	446,399	**664,679**	438,732
Additions	**250,315**	382,918	**246,484**	376,775
Disposals	**—**	(10,204)	**—**	(5,102)
Transfer to fixed assets	**(532,749)**	(146,286)	**(530,620)**	(145,726)
At end of year	**390,393**	672,827	**380,543**	664,679

As of December 31, 2003, there was no interest capitalised in the construction-in-progress as the Group had no bank borrowings.

Disposals in 2002 mainly represented injection in available-for-sale investments (see Note 15).

12. LEASEHOLD LAND PAYMENTS

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
At beginning of year	**760,087**	762,087	**755,760**	755,760
Additions	**10,687**	—	**—**	—
Disposals	**—**	(2,000)	**—**	—
At end of year	**770,774**	760,087	**755,760**	755,760
Accumulated amortisation				
At beginning of year	**103,089**	88,341	**103,264**	88,237
Amortisation charge	**15,602**	15,131	**15,116**	15,027
Disposals	**—**	(383)	**—**	—
At end of year	**118,691**	103,089	**118,380**	103,264
Net book amount				
At end of year	**652,083**	656,998	**637,380**	652,496
At beginning of year	**656,998**	673,746	**652,496**	667,523

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

13. INTERESTS IN SUBSIDIARIES

In the balance sheet of the Company, interests in subsidiaries as of December 31, 2003 comprised the following:

	Company	
	2003	2002
	RMB'000	*RMB'000*
Unlisted shares, at cost	**185,232**	118,892
Due from subsidiaries	**30,571**	61,344
	215,803	180,236

The amounts due from subsidiaries were unsecured, interest free and had no fixed repayment terms.

The Company's directors are of the opinion that the recoverable amount of its investments in its subsidiaries was not less than the Company's carrying value of the subsidiaries as of December 31, 2003.

As of December 31, 2003, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company				
Shenzhen Guangshen Railway Civil Engineering Company	March 1, 1984	100%	RMB55,000,000	Construction of railroad properties
Shenzhen Fu Yuan Enterprise Development Company	November 1, 1991	100%	RMB18,500,000	Hotel management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	100%	RMB2,400,000	Travel agency
Shenzhen Jing Ming Industrial & Commercial Company Limited	January 18, 1994	100%	RMB2,110,000	Maintenance of water and electrical equipment

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

13. INTERESTS IN SUBSIDIARIES *(cont'd)*

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company *(cont'd)*				
Shenzhen Jian Kai Trade Company	December 6, 1993	100%	RMB2,000,000	Construction materials trading
Shenzhen Xiang Qun Enterprise Company	June 30, 1994	100%	RMB2,000,000	Sales of merchandise
Shenzhen Railway Station Passenger Services Company	December 18, 1986	100%	RMB1,500,000	Food services and sale of merchandise
Shenzhen Guangshen Railway Electric Section Service Limited	August 31, 1999	100%	RMB1,040,000	Repair and maintenance of railroad communications systems
Guangzhou East Station Dongqun Trade and Commerce Service Company	November 23, 1992	100%	RMB1,020,000	Sale of merchandise
Shenzhen Railway Station Travel Service Company	January 1, 1990	75%	RMB2,129,400	Food services and sales of merchandise
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and Unloading Company	September 11, 1993	55%	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Dongguan Changsheng Enterprise Company	May 22, 1992	51%	RMB38,000,000	Warehousing

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

13. INTERESTS IN SUBSIDIARIES *(cont'd)*

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Indirectly held by the Company				
Shenzhen North Station Loading and Unloading Transportation Company	September 20, 1993	100%	RMB3,750,000	Cargo loading and unloading, freight transportation
Shenzhen North Station Auto Repair Plant	April 19, 1993	100%	RMB3,500,000	Repair and maintenance of vehicles
Shenzhen Railway Property Management Company Limited	November 13, 2001	100%	RMB3,000,000	Property management
Shenzhen Nantie Construction Supervision Company	May 8, 1995	100%	RMB2,000,000	Supervision of construction projects
Shenzheu Guangshen Railway Economic and Trade Enterprise Company	March 7, 2002	100%	RMB2,000,000	Culinary management
Shenzhen North Station Railway Industry Technology Development Company	March 10, 1993	100%	RMB1,640,000	Maintenance of equipment
Shenzhen Yuezheng Enterprise Company Limited	June 24, 1996	100%	RMB1,000,000	Freight transport agency, cargo loading and unloading, warehousing
Shenzhen Road Multi-modal Transportation Company Limited	March 17, 1994	60%	RMB1,000,000	Freight transportation

All the above subsidiaries are limited liability companies.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

14. INTERESTS IN ASSOCIATES

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**—**	—	**134,263**	135,306
Share of net assets	**134,066**	136,574	**—**	—
Due from associates	**48,437**	48,095	**48,036**	48,095
Due to associates	**(8)**	(40)	**(5)**	(40)
	182,495	184,629	**182,294**	183,361
Less: Provision for impairment in value	**(29,689)**	(29,689)	**(29,689)**	(29,689)
Provision for doubtful accounts	**(12,312)**	(14,098)	**(12,312)**	(14,098)
	140,494	140,842	**140,293**	139,574

Analysis of share of net assets of the associates is as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
At beginning of year	**136,574**	117,477
Addition	**—**	19,420
Share of losses before tax	**(2,417)**	(197)
Share of taxation	**(91)**	(126)
At end of year	**134,066**	136,574

The amounts due from/to associates were unsecured, interest free and had no fixed repayment terms.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

14. INTERESTS IN ASSOCIATES *(cont'd)*

As of December 31, 2003, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company				
Guangzhou Tiecheng Enterprise Company Limited	May 2, 1995	49%	RMB245,000,000	Properties management and trading of merchandise
Zengcheng Lihua Stock Company Limited	July 30, 1992	27%	RMB100,000,000	Real estate, warehousing, cargo loading and unloading
Indirectly held by the Company				
Guangzhou Tielian Economy Development Company Limited	December 27, 1994	34%	RMB1,000,000	Warehousing and freight transport agency
Guangzhou Huangpu Yuehua Freight Transportation Joint Venture Company Limited	July 20, 1990	33.3%	RMB6,610,000	Cargo loading and unloading, warehousing, freight transport agency

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

15. AVAILABLE-FOR-SALE INVESTMENTS

	Group and Company	
	2003	2002
Name of the investee company	***RMB'000***	*RMB'000*
China Railway Communication Company Limited ("China Railcom") *	**121,854**	120,587
Shenzhen Innovation Technology Investment Company Limited	**30,000**	30,000
China Railway Express Company Limited	**13,608**	13,608
Shenzhen Huatie Enterprise Company Limited	**2,000**	2,000
Zhongtie Information Company Limited	**500**	500
	167,962	166,695

The Company's share of equity interests in each of the respective companies is not more than 10%. No quoted market prices are available for the above unlisted companies as of year end.

* In 2003, the Company invested in China Railcom by injecting certain communication and signalling systems with their respective carrying value of approximately RMB1,267,000 (in 2002 the Company invested in China Railcom by injecting certain communication and signalling systems and construction-in progress with carrying value of approximately RMB120,587,000). China Railcom has confirmed in writing that the Group is entitled to the 0.69% equity interest in China Railcom as of December 31, 2003 (2002: 0.85%). The relevant legal registration procedures are still in progress.

16. DEFERRED TAX ASSETS

		2003	
	Provision for doubtful accounts	**Loss on disposal of fixed assets**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of year	3,015	4,562	7,577
Charged to profit attributable to shareholders	(316)	(1,107)	(1,423)
At end of year	2,699	3,455	6,154

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

16. DEFERRED TAX ASSETS *(cont'd)*

The amounts shown in the balance sheets include the following:

	Group and Company	
	2003	2002
	RMB'000	*RMB'000*
Deferred tax assets to be recovered after more than 12 months	**2,699**	6,154

17. DEFERRED STAFF COSTS

	Group and Company	
	2003	2002
	RMB'000	*RMB'000*
Cost, at beginning and end of year	**226,369**	226,369
Accumulated amortisation		
At beginning of year	**(45,274)**	(30,182)
Charges for the year	**(15,092)**	(15,092)
At end of year	**(60,366)**	(45,274)
Net book amount		
At end of year	**166,003**	181,095
At beginning of year	**181,095**	196,187

18. TRADE RECEIVABLES, NET

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**96,037**	67,416	**39,772**	36,588
Less: Provision for doubtful accounts	**(15,423)**	(15,959)	**(13,820)**	(14,678)
	80,614	51,457	**25,952**	21,910

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

18. TRADE RECEIVABLES, NET *(cont'd)*

The credit terms of trade receivables are within one year. The aging analysis of trade receivables, net was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**75,674**	44,986	**21,233**	18,379
Over 1 year but within 2 years	**4,719**	3,490	**4,719**	3,490
Over 2 years but within 3 years	**221**	1,652	**—**	41
Over 3 years	**—**	1,329	**—**	—
	80,614	51,457	**25,952**	21,910

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are widely dispersed. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.

19. PREPAYMENTS AND OTHER RECEIVABLES, NET

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Other receivables	**183,187**	168,236	**170,605**	149,167
Less: Provision for doubtful accounts	**(38,288)**	(39,898)	**(38,288)**	(39,898)
Other receivables, net	**144,899**	128,338	**132,317**	109,269
Prepayments	**104,061**	131,737	**71,197**	105,462
	248,960	260,075	**203,514**	214,731

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

19. PREPAYMENTS AND OTHER RECEIVABLES, NET *(cont'd)*

As of December 31, 2003, the Company had fixed deposit with the principal amount of approximately RMB31.365 million in Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company had not been able to recover the principal from Li Cheng upon the expiry of the fixed deposit term . In March 1999, the Company instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to the court verdict dated October 12, 1999, Li Cheng was required to repay the deposit principal and the related interest to the Company. As Li Cheng failed to execute the court ruling, the Company further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a petition to the court for winding up. On November 9, 2000, the court ordered the suspension of execution of the court ruling dated October 12, 1999, while Li Cheng was undergoing a winding-up. On November 23, 2000, the Company applied to the Guangdong Provincial Government for allocation of special funds by the government to Li Cheng for repayment of the Company's deposit principal. The provincial government accepted the petition and requested the municipal government to follow up on the case. As of the date of this report, the fixed deposit has not yet been collected. Accordingly, the Company reclassified such amount from temporary cash investments to other receivables and accounted for provision for doubtful accounts pursuant to management's estimates.

20. TEMPORARY CASH INVESTMENTS

		Group		Company	
		2003	2002	**2003**	2002
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Time deposits with maturities over three months in banks	*(a)*	**459,440**	399,339	**459,440**	394,033
Time deposits with maturities over three months in the MOR's Railway Deposit-taking Centre	*(b)*	**168,000**	168,000	**168,000**	168,000
		627,440	567,339	**627,440**	562,033

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB and United States dollars ("USD") (2002: RMB, Hong Kong dollars "HK$", and USD) with original maturities ranging from six months to one year, placed with banks in the PRC. The annual interest rates of RMB deposits was 1.98% in 2003 (2002: 1.98%), the annual interest rate of HK$ deposit was 1.13% in 2002, and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0% (2002: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB11,868,000 for the year (2002: approximately RMB15,121,000).

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

20. TEMPORARY CASH INVESTMENTS *(cont'd)*

(b) Time deposits with maturities over three months in the MOR's Railroad Deposit-taking Center consist of short-term deposits denominated in RMB (in 2002 included both RMB and USD) with original maturities of one year (2002: ranging from six months to one year). The annual interest rates of RMB deposits was 1.98% in 2003 (2002: 1.98%) and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% in 2002. Total interest earned from such deposits amounted to approximately RMB3,326,000 (2002: approximately RMB3,239,000) for the year (see Note 27).

21. TRADE PAYABLES

The aging analysis of trade payables was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 1 year	**32,356**	40,677	**21,978**	30,638
Over 1 year but within 2 years	**1,726**	850	**1,661**	369
Over 2 years but within 3 years	**543**	207	**50**	73
	34,625	41,734	**23,689**	31,080

22. ACCRUED EXPENSES AND OTHER PAYABLES

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Advances from customers	**89,840**	143,388	**67,204**	78,659
Accrued expenses	**24,000**	79,790	**23,785**	79,790
Salary and welfare payables	**15,138**	21,260	**14,946**	20,767
Other payables	**179,815**	213,515	**174,373**	210,548
	308,793	457,953	**280,308**	389,764

Other payables mainly represented various payables and deposits for daily operation of business.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

22. ACCRUED EXPENSES AND OTHER PAYABLES *(cont'd)*

Pursuant to Caishui [2004] No.36 and Caishui [2003] No.149 issued by MOF and State Administration of Taxation, the Group exempt from certain real estate taxes amounting to approximately RMB12,000,000 during the year ended December 31, 2003. The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company under the MOR. The directors believe that the Group is qualified for such exemption and is in the process of seeking the acknowledgement from the relevant authorities. Accordingly, such real estate taxes have not been accrued for in the accompanying financial statements.

23. SHARE CAPITAL

As of December 31, 2003, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

	Number of shares	Nominal value	Percentage of share capital
	'000	*RMB'000*	
Authorised, issued and fully paid:			
State-owned Domestic Shares	2,904,250	2,904,250	67%
H Shares	1,431,300	1,431,300	33%
	4,335,550	4,335,550	100%

24. RESERVES

According to the articles of association of the Company, when distributing profit attributable to shareholders of each year, the Company shall set aside 10% of its profit attributable to shareholders after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its profit attributable to shareholders to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

24. RESERVES *(cont'd)*

The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered share capital. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

The directors proposed the following appropriations to reserves:

	2003		2002	
	Percentage	***RMB'000***	Percentage	*RMB'000*
The Company				
Statutory surplus reserve	**10%**	**53,384**	10%	57,613
Statutory public welfare fund	**5%**	**26,692**	5%	28,806
Discretionary surplus reserve	**—**	**—**	—	—
	15%	**80,076**	15%	86,419
Subsidiaries				
Statutory surplus reserve		**781**		1,688
Statutory public welfare fund		**400**		928
		1,181		2,616
		81,257		89,035

In accordance with the articles of association of the Company, dividends are determined based on the least of retained earnings determined in accordance with (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying statement of changes in shareholders' equity.

As of December 31, 2003, the reserve of the Company available for distribution was approximately RMB656,893,000 (2002: approximately RMB667,416,000).

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

25. RETIREMENT BENEFITS

All the full-time staff of the Group are covered by a defined-contribution pension scheme. Pursuant to a circular dated October 24, 1995 issued by the Parent Company, the Company is required to pay to the Parent Company an amount equivalent to 19% of the salary and certain amount of bonus of the staff for pension benefits, and the Parent Company is responsible for the ultimate pension liability to the staff. Starting from December 2000, the percentage borne by the Company changed to 18% pursuant to another circular dated December 21, 2000 issued by the Parent Company. As of December 31, 2003, payable for pension obligations was nil (2002: nil).

26. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT

(a) Reconciliation from profit attributable to shareholders to cash generated from operations:

	2003 *RMB'000*	2002 *RMB'000*
Profit attributable to shareholders	**511,762**	557,083
Adjustments for:		
Minority interests	**(32)**	113
Income tax expense	**93,439**	104,391
Depreciation	**291,653**	337,797
Amortisation of leasehold land payments	**15,602**	15,131
Loss on disposal of fixed assets	**16,935**	29,339
Amortisation of deferred staff costs	**15,092**	15,092
Share of losses of associates	**2,417**	197
Provision for doubtful accounts	**172**	4,598
Interest expense	**2,359**	4,064
Interest income	**(29,755)**	(36,920)
Operating profit before working capital changes	**919,644**	1,030,885
(Increase)/decrease in trade receivables	**(28,621)**	24,064
(Increase)/decrease in materials and supplies	**(4,587)**	86
Decrease in prepayments and other current assets	**17,320**	87,676
Increase in due from Parent Company	**—**	(9,875)
Decrease in due from related parties	**66,179**	8,128
Decrease in trade payables	**(7,109)**	(27,314)
Decrease in due to Parent Company	**(13,821)**	—
(Decrease)/increase in due to related parties	**(37,594)**	99,549
(Decrease)/increase in accrued expenses and other payables	**(10,924)**	48,529
Cash generated from operations	**900,487**	1,261,728

26. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT *(cont'd)*

(b) Analysis of the balance of cash and cash equivalents

	2003	2002
	RMB'000	*RMB'000*
Cash at bank and in hand	**580,226**	842,549
Short term time deposits	**822,133**	570,496
Cash and deposits	**1,402,359**	1,413,045

Short term time deposits with maturities no more than three months consist of deposits denominated in RMB, USD and HK$ (in 2002: USD and HK$). The effective interest rate of RMB deposits was 1.71%. The effective interest rates of USD deposits ranged from 0.94% to 1.88% (2002: 1.22% to 1.64%), the effective interest rates of HK$ deposits ranged from 0.90% to 0.96% (2002: 1.34% to 1.70%). These deposits have an average maturity of 90 days.

Cash and bank deposits include a deposit of approximately RMB321,985,000 (2002: RMB206,452,000) with the MOR's Railway Deposit-taking Centre at an annual interest rate normally granted by banks.

(c) Non-cash transactions

(i) During the year ended December 31, 2003, the Group disposed certain staff quarters of approximately RMB92 million (2002: approximately RMB63 million) to their employees pursuant to its housing benefit scheme.

(ii) During the year ended December 31, 2003, the Company and the minority shareholder increased their investments in a subsidiary by capitalising approximately RMB42 million and RMB41 million due from that subsidiary respectively.

(iii) During the year ended December 31, 2003, the Company invested of approximately RMB1,267,000 (2002: approximately RMB120,587,000) in China Railcom by injecting certain communication and signalling systems *(see Note 15)*.

27. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

27. RELATED PARTY TRANSACTIONS *(cont'd)*

(a) During the year, the Group had the following material transactions with related parties:

Recurring transactions

A significant portion of transactions undertaken by the Group during the year was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with its related parties during the year:

	2003	2002
	RMB'000	*RMB'000*
Lease of locomotives and related services from Yang Cheng Railway Company, a subsidiary of the Parent Company *(i)*	**40,882**	42,047
Provision of trains and related services from Guangmeishan Railway Company Limited, a subsidiary of the Parent Company	**5,305**	4,864
Purchases of materials and supplies from Guangzhou Railway Material Supply Company, a subsidiary of the Parent Company	**50,687**	33,074
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the Parent Company and related parties (including Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company)	**68,079**	66,744
Operating lease rentals paid to the MOR *(i)*	**58,904**	57,298
Provision of trains and related services through MOR	**201,870**	211,667
Provision of trains usage and related services from Guangzhou Railway (Group) Passenger Transportation Company, a subsidiary of the Parent Company	**2,207**	6,681
Interest expenses paid to the Parent Company *(ii)*	**2,037**	2,443
Interest received from the MOR's Railroad Deposit-taking Centre *(see Note 20 (b) and 26(b))*	**3,516**	3,239
Interest received from Pingnan Railway Company Limited, an associate of the Parent Company *(ii)*	**827**	806
Interest received from Guangmeishan Railway Company Limited *(ii)*	**901**	1,884

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

27. RELATED PARTY TRANSACTIONS *(cont'd)*

(a) **During the year, the Group had the following material transactions with related parties:** *(cont'd)*

***Recurring transactions** (cont'd)*

(i) The lease agreement with Yang Cheng Railway Company was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is based on the uniform rate set by MOR and is renewable annually.

(ii) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

(b) **As of December 31, 2003, the Group and the Company had the following material balances with related parties:**

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Temporary cash investments in the MOR's Railroad Deposit-taking Centre *(see Note 20(b))*	**168,000**	168,000	**168,000**	168,000
Bank deposits in the MOR's railroad Deposit-taking Centre *(see Note 26 (b))*	**321,985**	206,452	**286,793**	206,452
Due from Parent Company	**—**	39,374	**—**	37,575
Due to Parent Company	**(37,230)**	—	**(40,140)**	—
Due from related parties	**199,921**	267,885	**193,730**	263,873
— Trading balance	**10,608**	54,425	**10,608**	52,255
— Non-trading balance	**189,313**	213,460	**183,122**	211,618
Due to related parties	**(120,605)**	(158,199)	**(112,104)**	(156,909)
— Trading balance	**(60,128)**	(125,847)	**(59,827)**	(124,557)
— Non-trading balance	**(60,477)**	(32,352)	**(52,277)**	(32,352)

As of December 31, 2003, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Notes 20(b), 26(b) and 27(a). These balances resulted from transactions carried out by the Group with related parties in the ordinary course of business. The balances with the Parent Company are all non-trading in nature. The balances with related parties, which are of trading in nature, all aged within one year.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

28. CONTINGENCY

As of December 31, 2003, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limted ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on Novermeber 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000,000 plus interest from Guangdong Guancheng. As such, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interests in Tiecheng.

On December 15, 2003, the High People's Court of Guangdong Province (the "Court") received the Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide to reassess the previous court verdict, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent lawyer to represent on its behalf to attend the hearing. Up to the date of this report, the Court is yet to finish the necessary procedures before making decision to reassess the previous court verdict. However, having consulted that independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

29. FINANCIAL INSTRUMENTS

The carrying amounts of the cash and cash equivalents, temporary cash investments and accounts receivable and payables of the Group approximate their fair values because of the short maturity of those instruments. Cash and cash equivalents and temporary cash investments denominated in foreign currencies have been translated at the applicable market exchange rates prevailing at the balance sheet date. The Company has not had and does not believe it will have any difficulty in exchanging its foreign currency cash and cash equivalents for RMB.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

29. FINANCIAL INSTRUMENTS *(cont'd)*

As of December 31, 2003, cash and cash equivalents and temporary cash investments were mainly maintained with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

As of December 31, 2003, balances denominated in USD and HK$ have been translated into RMB at the applicable market exchange rates as of that date.

30. CONCENTRATION OF RISKS

(a) Credit risk

The carrying amount of cash and cash equivalents, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments and deferred tax assets, represent the Group' maximum exposure to credit risk in relation to financial assets.

The majority of the Group' accounts receivable relate to the rendering of services or sales of products to third party customers. The Group perform ongoing credit evaluations of their customers' financial condition and generally do not require collateral on accounts receivable. The Group maintain a provision for doubtful accounts and actual losses have been within management's expectation.

No other financial assets carry a significant exposure to credit risk.

(b) Interest rate risk

The directors of the Group believe that the exposure to interest rate risk of financial assets and liabilities as of December 31, 2003 was minimum since their deviation from their respective fair values was not significant.

(c) Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the Mainland China government abolished the dual rate system and introduced single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply free convertibility of Renminbi into foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

31. COMMITMENTS

(a) Capital commitments

As of December 31, 2003, the Group had the following capital commitments of which all are authorized and contracted for:

	2003	2002
	RMB'000	RMB'000
Authorised and contracted for	—	10,158

(b) Operating lease commitments

Total future minimum lease payments under non-cancellable operating leases were as follows:

	2003	2002
	RMB'000	RMB'000
Machinery and equipment		
— not more than one year	108,000	108,000
— more than one year but not more than five years	183,375	291,375
	291,375	399,375

32. POST BALANCE SHEET EVENTS

Pursuant to a board resolution dated April 20, 2004, the directors recommended the payment of a final dividend of RMB0.105 per share, totalling RMB455,232,750.

33. FOREIGN CURRENCY EXCHANGE

The books and records of the Group are maintained in RMB, their functional currency. RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the banks and other institutions authorised by the People's Bank of China ("PBOC") to buy and sell foreign exchange. The applicable market exchange rates used for the transactions are administered by the PBOC. Enterprises can deal with an approved bank for foreign exchange on recurring items and approved capital items.

34. APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on April 20, 2004.

FINANCIAL SUMMARY

December 31, 2003

(Amounts expressed in thousands of Renminbi)

The information set forth below summarises the consolidated financial statements of the Group. This information, which does not form part of the December 31, 2003 audited financial statements, should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Group, including the notes thereto, as of December 31, 1999, 2000, 2001, 2002 and 2003, and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,				
	2003	2002	2001	2000	1999
Total revenue	**2,413,387**	2,517,528	2,153,592	1,980,398	1,818,816
Profit from operations	**562,713**	622,497	554,111	519,405	477,920
Profit attributable to shareholders	**511,762**	557,083	533,495	492,089	529,674
Dividends	**RMB0.10**	RMB0.10	RMB0.10	RMB0.12	RMB0.10

FINANCIAL SUMMARY

December 31, 2003

AUDITED CONSOLIDATED BALANCE SHEETS

	As of December 31,				
	2003	2002	2001	2000	1999
Non-current assets					
Fixed assets	**6,952,878**	6,798,280	7,031,040	7,074,907	6,757,336
Construction-in-progress	**390,393**	672,827	446,399	369,285	653,958
Leasehold land payments	**652,083**	656,998	673,746	695,231	710,625
Interests in associates	**140,494**	140,842	141,122	122,222	88,708
Available-for-sale investments	**167,962**	166,695	32,000	30,000	30,000
Deferred tax assets	**6,154**	7,577	5,193	—	2,700
Deferred staff costs	**166,003**	181,095	196,187	202,449	—
	8,475,967	8,624,314	8,525,687	8,494,094	8,243,327
Current assets					
Materials and supplies	**38,692**	34,105	34,191	30,033	24,507
Trade receivables, net	**80,614**	51,457	67,440	87,444	100,779
Due from Parent Company	**—**	39,374	29,499	80,604	48,485
Due from related parties	**199,921**	267,885	276,013	247,932	298,199
Prepayments and other receivables, net	**248,960**	260,075	322,276	196,073	163,014
Temporary cash investments	**627,440**	567,339	1,376,602	1,451,330	1,512,780
Cash and cash equivalents	**1,402,359**	1,413,045	365,508	330,054	579,405
	2,597,986	2,633,280	2,471,529	2,423,470	2,727,169
Current liabilities					
Trade payables	**34,625**	41,734	69,048	61,147	49,586
Payables for construction of fixed assets	**148,258**	181,473	199,780	345,471	405,971
Due to Parent Company	**37,230**	—	—	—	—
Due to related parties	**120,605**	158,199	58,650	63,734	154,328
Dividend payable	**232**	90,663	13,598	—	—
Taxes payable	**49,494**	71,844	65,682	57,552	27,329
Accrued expenses and other payables	**308,793**	457,953	454,218	351,889	268,698
	699,237	1,001,866	860,976	879,793	905,912
Net current assets	**1,898,749**	1,631,414	1,610,553	1,543,677	1,821,257
Total assets less current liabilities	**10,374,716**	10,255,728	10,136,240	10,037,771	10,064,584
Non-current liabilities					
Deferred tax liabilities	**—**	—	—	2,333	—
Minority interests	**52,358**	11,577	15,617	14,755	15,724
Net assets	**10,322,358**	10,244,151	10,120,623	10,020,683	10,048,860
Representing:					
Share capital	**4,335,550**	4,335,550	4,335,550	4,335,550	4,335,550
Reserves	**5,986,808**	5,908,601	5,785,073	5,685,133	5,713,310
Total capital and reserves	**10,322,358**	10,244,151	10,120,623	10,020,683	10,048,860

SUPPLEMENTAL FINANCIAL INFORMATION

For the year ended December 31, 2003

(All amounts are stated in Renminbi)

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited by PricewaterhouseCoopers). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

	Consolidated profit attributable to shareholders for the year ended December 31,		Consolidated net assets as of December 31,	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As reported in statutory accounts (audited by certified public accountants in the PRC)	**530,728**	580,029	**10,346,110**	9,894,511
Impact of IFRS adjustments:				
Additional depreciation charges on fixed assets (a)	**(9,065)**	—	**(159,716)**	(150,651)
Write-down of reclaimed rails to realisable value (b)	**—**	—	**(44,123)**	(44,123)
Amortisation of deferred staff costs (c)	**(15,092)**	(15,092)	**(60,366)**	(45,274)
Reversal of staff costs charged to retained earnings (c)	**—**	—	**221,113**	165,746
Housing benefits for retired employees (c)	**—**	—	**(3,602)**	(3,602)
Dividends in respect of the year but declared after the end of the year (d)	**—**	—	**—**	433,555
Deferred tax (utilised)/provided (e)	**(1,423)**	2,384	**6,154**	7,577
Reversal of amortisation/(write-off) of deferred renovation expenses (f)	**3,144**	(7,365)	**(4,221)**	(7,365)
Difference in depreciation charges on fixed assets resulting from reclassification (g)	**(950)**	—	**31,118**	—
Recognition of government grants by deducting the carrying value of fixed assets (h)	**—**	—	**(17,000)**	—
Others	**4,420**	(2,873)	**6,891**	(6,223)
As restated for the Group	**511,762**	557,083	**10,322,358**	10,244,151

SUPPLEMENTAL FINANCIAL INFORMATION

For the year ended December 31, 2003

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS *(cont'd)*

(a) Additional depreciation charges on fixed assets

(i) Certain tracks were recorded as construction-in-progress under PRC GAAP before 1995. As such rails had been put into use before 1995 and hence under IFRS, they were reclassified as fixed assets and subject to annual depreciation from the year they were put into use.

(ii) Pursuant to "Cai Jian Han [2002] No.42" and "Cai Jian Han [2002] No.349" issued by MOF and "Ban Cai Fa [2003] No.10" issued by MOR(collectively known as the "Circulars"), effective from 1 January 2003, the Group changed the useful life of tracks from 44 years to indefinite period. All subsequent replacement costs of tracks are charged to income statement. Under PRC GAAP, the Group follows the requirements of the Circulars and no depreciation charged on tracks.

Under IFRS, the above change of accounting treatment of tracks is not acceptable. The Group based on the experience and maintenance programs established by the management and the engineering personnel and considered the estimated useful life of tracks is 100 years. Accordingly, depreciation charges on tracks were based on their estimated remaining useful life.

(b) Write-down of reclaimed rails to realisable value

Under PRC GAAP, certain reclaimed rails were recorded at historical costs. Under IFRS, such reclaimed rails were written down to realisable value.

(c) Difference in the recognition policy on housing benefits to the employees

The Company and its subsidiaries provided housing benefits to certain qualified employees of the Company and its subsidiaries whereby the living quarters owned by the Company and its subsidiaries were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and its subsidiaries.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company and its subsidiaries are directly charged to net assets. Under IFRS, the housing benefits provided by the Company and its subsidiaries are recognised on a straight-line basis over the estimated remaining average service lives of the employees.

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS *(cont'd)*

(d) Dividend appropriation

Before July 1, 2003, under PRC GAAP, dividends proposed or declared after the balance sheet date but before the date when the financial statements are authorised for issue are deducted from the undistributed profit and recognise as a liability as at the balance sheet date. Under IFRS, the dividends are recorded in the year in which the dividends are declared.

Effective from July 1, 2003, the accounting treatment of dividends proposed or declared after the balance sheet date but before the date when the financial statements authorised for issue under the PRC GAAP and IFRS are the same.

(e) Deferred tax impact

Under PRC GAAP, the Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax expenses. No deferred taxation was provided.

Under IFRS, deferred taxation is provided using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

(f) Reversal of amortisation/(write-off) of deferred renovation expenses

Under PRC GAAP, the Group recorded certain renovation expenses as deferred assets, which are subject to annual amortisation.

Under IFRS, such renovation expenses were directly charged to the consolidated income statement as incurred.

(g) Difference in depreciation charges on fixed assets resulting from reclassification

Under PRC GAAP, the Group provides additional depreciation charges on certain fixed assets retrospectively resulting from reclassifying the aforesaid fixed assets to appropriate categories which depreciated at a higher rate.

Under IFRS, such reclassification is a change in accounting estimate. Accordingly, the depreciation charges on those fixed assets should be adjusted prospectively and no adjustment in prior years is required.

(h) Recognition of government grants by deducting the carrying value of fixed assets

Under PRC GAAP, government grants as a subsidy to construct certain buildings are credited to reserve account.

Under IFRS, such government grants are deducted against the carrying amount of the aforesaid buildings. The grants are recognised as income over the life the depreciable asset by way of a reduced depreciation charge.

SUPPLEMENTAL FINANCIAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN IFRS AND US GAAP

	Consolidated profit attributable to shareholders for the year ended December 31,		**Consolidated net assets as of December 31,**	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Under IFRS	**511,762**	557,083	**10,322,358**	10,244,151
Impact of US GAAP adjustments:				
Reversal of the revaluation surplus on fixed assets	**—**	—	**(1,492,185)**	(1,492,185)
Reversal of additional depreciation charges arising from the revaluation surplus on fixed assets	**38,548**	48,422	**369,432**	330,884
Deferred tax assets created	**—**	—	**223,828**	223,828
Effect of US GAAP adjustment on taxation	**(5,782)**	(7,263)	**(55,415)**	(49,633)
Under US GAAP	**544,528**	598,242	**9,368,018**	9,257,045

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under Generally Accepted Accounting Principles in United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets, is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets on March 6, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date. The revaluation as of September 30, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended December 31, 2002 and 2003.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38,548,000 for the year ended December 31, 2003 (2002: approximately RMB48,422,000).

SUPPLEMENTAL FINANCIAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN IFRS AND US GAAP *(cont'd)*

Revaluation of fixed assets *(cont'd)*

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"), Statement of Financial Accounting Standards No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150") and FASB Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46").

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after 30 June, 2003. The Company considered the effects of adoption SFAS 149 and do not expect any material impact on the financial statements.

SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that and issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No.6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. In addition, SFAS 150 concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liability, Equity, or Both. SFAS 150 is effective for financial instruments entered into or modified after 31 May, 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company considered the effect of adoption SFAS 150 and do not expect any material impact on the financial statements.

SUPPLEMENTAL FINANCIAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

RECENTLY ISSUED ACCOUNTING STANDARDS *(cont'd)*

FIN 46 provides guidance on the identification of and financial reporting for entities over which controls is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after 31 January, 2003, and to variable interest entities in which an enterprise obtains an interest after the date. It applies in the first fiscal year or interim period beginning after 15 June, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February, 2003. The Company considered the effects of adoption FIN 46 and do not expect any material impact on the financial statements.